                                                 Registration No. ______________

     As filed with the Securities and Exchange Commission on July 16, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6
                             FOR REGISTRATION UNDER
                           THE SECURITIES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                             (Exact Name of Trust)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                           (Exact Name of Depositor)
                              2727-A Allen Parkway
                           Houston, Texas 77019-2191
         (Complete Address of Depositor's Principal Executive Offices)

                             Pauletta P. Cohn, Esq.
                             Deputy General Counsel
                        American General Life Companies
                               2929 Allen Parkway
                              Houston, Texas 77019
                (Name and Complete Address of Agent for Service)

                Title and Amount of Securities Being Registered:
                  An Indefinite Amount of Units of Interest in
                    American General Life Insurance Company
                             Separate Account VL-R
                     Under Variable Life Insurance Policies

Securities Being Offered: Flexible Premium Variable Life Insurance Policies

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                  RECONCILIATION AND TIE BETWEEN ITEMS IN FORM
                           N-8B-2 AND THE PROSPECTUS
                    (PURSUANT TO INSTRUCTION 4 OF FORM S-6)

                             CROSS REFERENCE SHEET

ITEM NO. OF FORM N-8B-2*                      PROSPECTUS CAPTION
-----------------------------------------------------------------------------------------------
1                                        Additional Information : Separate Account VL-R.
2                                        Additional Information: AGL.
3                                        Inapplicable.
4                                        Additional Information: Distribution of Policies.
5, 6                                     Additional Information: Separate Account VL-R.
7                                        Inapplicable.**
8                                        Inapplicable.**
9                                        Additional Information: Legal Matters.
10(a)                                    Additional Information: Your Beneficiary,
                                          Assigning Your Policy.
10(b)                                    Basic Questions You May Have: How will the
                                          value of my investment in a Policy change over time?
10(c)(d)                                 Basic Questions You May Have: How can I change
                                          my Policy's insurance coverage?  How can I
                                          access my investment in a Policy?  Can I choose
                                          the form in which AGL pays out any proceeds
                                          from my Policy?  Additional Information:
                                          Payment of Policy Proceeds.
10(e)                                    Basic Questions You May Have: Must I invest any
                                          minimum amount in a policy?
10(f)                                    Additional Information: Voting Privileges.
10(g)(1), 10(g)(4), 10(h)(3), 10(h)(2)   Basic Questions You May Have: To what extent
                                          will AGL vary the terms and conditions of the
                                          Policies in  particular cases? Additional
                                          Information: Voting Privileges; Additional Rights
                                          That We Have.
10(g)(3), 10(g)(4), 10(h)(3), 10(h)(4)   Inapplicable.**
10(i)                                    Additional Information: Separate Account VL-R;
                                          Tax Effects.
11                                       Basic Questions You May Have: How will the
                                          value of my investment in a Policy change over
                                          time?  Additional Information: Separate Account VL-R.
12(a)                                    Additional Information: Separate Account VL-R; Front Cover.
12(b)                                    Inapplicable.**
12(c), 12(d)                             Inapplicable.**
12(e)                                    Inapplicable, because the Separate Account did not
                                          commence operations until 1998.
13(a)                                    Basic Questions You May Have: What charges will
                                          AGL deduct from my investment in a Policy?
                                          What charges and expenses will the Mutual Funds
                                          deduct from the amounts I invest through my
                                          Policy?  Additional Information:  More About
                                          Policy Charges.


ITEM NO.                                     ADDITIONAL INFORMATION
--------------------------------------------------------------------------------------------------
13(b)                                    Illustrations of Hypothetical Policy Benefits.
13(c)                                    Inapplicable.**
13(d)                                    Basic Questions You May Have: To what extent
                                          will AGL vary the terms and conditions of the
                                          Policy in particular cases?
13(e), 13(f), 13(g)                      None.
14                                       Basic Questions You May Have: How can I invest
                                          money in a Policy?
15                                       Basic Questions You May Have: How can I invest
                                          money in a Policy?  How do I communicate with AGL?
16                                       Basic Questions You May Have: How will the
                                          value of my investment in a Policy change over time?
17(a), 17(b)                             Captions referenced under Items 10(c), 10(d), and 10(e).
17(c)                                    Inapplicable.**
18(a)                                    Captions referred to under Item 16.
18(b), 18(d)                             Inapplicable.**
18(c)                                    Additional Information: Separate Account VL-R.
19                                       Additional Information: Separate Account VL-R;
                                          Our  Reports to Policy Owners.
20(a), 20(b), 20(c), 20(d), 20(e), 20(f) Inapplicable.**
21(a), 21(b)                             Basic Questions You May Have: How can I access my investment in a Policy?
                                          Additional Information:  Payment of Policy Proceeds.
21(c)                                    Inapplicable.**
22                                       Additional Information: Payment of Policy
                                          Proceeds- Delay to Challenge Coverage.
23                                       Inapplicable.**
24                                       Basic Questions You May Have; Additional Information.
25                                       Additional Information: AGL.
26                                       Inapplicable, because the Separate Account did not
                                          commence operations until 1998.
27                                       Additional Information: AGL.
28                                       Additional Information: AGL's Management.
29                                       Additional Information: AGL.
30, 31, 32, 33, 34                       Inapplicable, because the Separate Account did not commence operations until 1998.
35                                       Inapplicable.**
36                                       Inapplicable.**
37                                       None.
38, 39                                   Additional Information: Distribution of the
                                         Policies.
40                                       Inapplicable, because the Separate Account did not commence operations until 1998.
41(a)                                    Additional Information: Distribution of the Policies.
41(b), 41(c)                             Inapplicable**
41,43                                    Inapplicable, because the Separate Account did not commence operations or issue any securities until 1998.
44(a)(1), 44(a)(2), 44(a)(3)             Basic Questions You May Have: How will the value of my investment in a Policy change over time?


ITEM NO.                                     ADDITIONAL INFORMATION
--------                                     -----------------------
44(a)(4)                                 Additional Information: Tax Effects--Our taxes.
44(a)(5), 44(a)(6)                       Basic Questions You May Have: What charges will AGL deduct from my investment in a Policy?
44(b)                                    Inapplicable.**
44(c)                                    Caption referenced in 13(d) above.
45                                       Inapplicable, because the Separate Account did not commence operations until 1998.
46(a)                                    Captions referenced in 44(a) above.
46(b)                                    Inapplicable.**
47, 48, 49                               None.
50                                       Inapplicable.**
51                                       Inapplicable.**
52(a), 52(c)                             Basic Questions You May Have: To what extent can AGL vary the terms and conditions of the Policy in particular cases? Additional Information:
                                          Additional Rights That We Have.
52(b), 52(d)                             None.
53(a)                                    Additional Information: Tax Effects--Our taxes.
53(b), 54                                Inapplicable.**
55                                       Illustrations of Hypothetical Policy Benefits.
56-59                                    Inapplicable.**

* Registrant includes this Reconciliation and Tie in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account VL-R (Account) has previously filed a notice of registration as an investment company on Form N-8A under the Investment Company Act of 1940 (Act), and a Form N-8B-2 Registration Statement. Pursuant to Sections 8 and 30(b)(1) of the
     Act, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that
     Act, the Account will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission (Commission).

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

                       PLATINUM INVESTOR(SM) SURVIVOR II
  LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY (THE "POLICY")
                                   ISSUED BY
                AMERICAN GENERAL LIFE INSURANCE COMPANY ("AGL")

                   ADMINISTRATIVE CENTER:                              HOME OFFICE:                 PREMIUM PAYMENTS:
(EXPRESS DELIVERY)                       (U.S. MAIL)                   2727-A Allen Parkway         (EXPRESS PAYMENTS AND U.S. MAIL)
VUL Administration                       VUL Administration            Houston, Texas 77019-2191    #1 Franklin Square
2727-A Allen Parkway                     P. O. Box 4880                1-713-831-3443               Springfield, IL 62713-0001
Houston, Texas 77019-2191                Houston, Texas 77210-4880     1-888-325-9315
1-713-831-3443, 1-888-325-9315
(Hearing Impaired) 1-888-436-5258
Fax: 1-877-445-3098
(EXCEPT PREMIUM PAYMENTS)

This booklet is called the "prospectus."

     Investment options. The AGL declared fixed interest account is the fixed investment option for these Policies. You can also use AGL's Separate Account VL-R ("Separate Account") to invest in the following variable investment options. You may change your selections from time to time:

                      FUND                             INVESTMENT ADVISER                       INVESTMENT OPTION
                      ----                             ------------------                       -----------------

 .  AIM Variable Insurance Funds..............   A I M Advisors, Inc.............   AIM V.I. International Equity Fund
                                                                                   AIM V.I. Value Fund
 .  American Century Variable Portfolios, Inc.   American Century Investment.....   VP Value Fund
                                                  Management, Inc.
 .  Ayco Series Trust.........................   The Ayco Company, L.P...........   Ayco Large Cap Growth Fund I
 .  Dreyfus Investment Portfolios.............   The Dreyfus Corporation.........   MidCap Stock Portfolio - Initial shares
 .  Dreyfus Variable Investment Fund..........   The Dreyfus Corporation.........   Quality Bond Portfolio - Initial shares
                                                                                   Small Cap Portfolio - Initial shares
 .  Fidelity Variable Insurance Products Fund.   Fidelity Management &...........   VIP Asset Manager(SM) Portfolio
                                                  Research Company..............   VIP Contrafund(R) Portfolio
                                                                                   VIP Equity-Income Portfolio
                                                                                   VIP Growth Portfolio
 .  Janus Aspen Series - Service Shares.......   Janus Capital...................   Aggressive Growth Portfolio
                                                                                   International Growth Portfolio
                                                                                   Worldwide Growth Portfolio
 .  J. P. Morgan Series Trust II..............   J. P. Morgan Investment ........   J. P. Morgan Small Company
                                                  Management Inc.                    Portfolio
 .  MFS Variable Insurance Trust..............   Massachusetts Financial Services   MFS Capital Opportunities Series
                                                  Company                          MFS Emerging Growth Series
                                                                                   MFS New Discovery Series
                                                                                   MFS Research Series
 .  Neuberger Berman Advisers Management......   Neuberger Berman Management.....   Mid-Cap Growth Portfolio
     Trust                                        Inc.
 .  North American Funds Variable Product.....   American General Advisers.......   International Equities Fund
     Series I                                                                      MidCap Index Fund
                                                                                   Money Market Fund
                                                                                   Nasdaq-100 Index Fund
                                                                                   Science & Technology Fund
                                                                                   Small Cap Index Fund
                                                                                   Stock Index Fund
 .  PIMCO Variable Insurance Trust............   Pacific Investment Management...   PIMCO Real Return Bond Portfolio
     Administrative Class                         Company LLC                      PIMCO Short-Term Bond Portfolio
                                                                                   PIMCO Total Return Bond Portfolio
 .  Putnam Variable Trust.....................   Putnam Investment Management,...   Putnam VT Diversified Income Fund - Class IB
                                                  LLC                              Putnam VT Growth and Income Fund - Class IB
                                                                                   Putnam VT International Growth and
                                                                                     Income Fund - Class IB
 .  SAFECO Resource Series Trust..............   SAFECO Asset Management.........   RST Equity Portfolio
                                                  Company                          RST Growth Opportunities Portfolio
 .  The Universal Institutional Funds, Inc....   Morgan Stanley Asset Management.   Equity Growth Portfolio
                                                Miller, Anderson & Sherrerd, LLP   High Yield Portfolio
 .  Vanguard Variable Insurance Fund..........   Wellington Management...........   High Yield Bond Portfolio
                                                  Company, LLP
                                                The Vanguard Group..............   REIT Index Portfolio
 .  Van Kampen Life Investment Trust..........   Van Kampen Asset................   Strategic Stock Portfolio
     -Class I Shares                              Management Inc.
 .  Warburg Pincus Trust......................   Credit Suisse Asset Management,.   Small Company Growth Portfolio
                                                      LLC

SEPARATE PROSPECTUSES CONTAIN MORE INFORMATION ABOUT THE MUTUAL FUNDS ("FUNDS" OR "MUTUAL FUNDS") IN WHICH WE INVEST THE AMOUNTS THAT YOU ALLOCATE TO ANY OF THE ABOVE-LISTED INVESTMENT OPTIONS (OTHER THAN OUR DECLARED FIXED INTEREST ACCOUNT OPTION). THE FORMAL NAME OF EACH SUCH FUND IS SET FORTH IN THE CHART THAT APPEARS ON PAGE 1. YOUR INVESTMENT RESULTS IN ANY SUCH OPTION WILL DEPEND ON THOSE OF THE RELATED FUND. YOU SHOULD BE SURE YOU ALSO READ THE PROSPECTUS OF THE MUTUAL FUND FOR ANY SUCH INVESTMENT OPTION YOU MAY BE INTERESTED IN. YOU CAN REQUEST FREE COPIES OF ANY OR ALL OF THE MUTUAL FUND PROSPECTUSES FROM YOUR AGL REPRESENTATIVE OR FROM US AT EITHER OUR HOME OFFICE OR ADMINISTRATIVE CENTER LISTED ABOVE.

     Right to return. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund you the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Administrative Center address shown on the first page of this prospectus or return it to the AGL representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the available investment options in the ratios you have chosen. Any additional premium we receive during the 15-day period will also be invested in the money market investment option and allocated to the investment options at the same time as your initial net premium.

     Charges and expenses. We deduct charges and expenses, including charges for any additional benefit riders you choose, from the amounts you invest in the Policy. These are described beginning on page 7.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE POLICIES ARE NOT AVAILABLE IN ALL STATES.

     THE POLICIES ARE NOT INSURED BY THE FDIC, THE FEDERAL RESERVE BOARD OR ANY SIMILAR AGENCY. THEY ARE NOT A DEPOSIT OR OTHER OBLIGATION OF, NOR ARE THEY GUARANTEED OR ENDORSED BY, ANY BANK OR DEPOSITORY INSTITUTION. AN INVESTMENT IN A VARIABLE UNIVERSAL LIFE INSURANCE POLICY IS SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTED.

                   This prospectus is dated __________, 2001

                            GUIDE TO THIS PROSPECTUS

     This prospectus contains information that you should know before you purchase a Platinum Investor(SM) Survivor II variable life policy ("Policy") or exercise any of your rights or privileges under a Policy. Please read this prospectus carefully and keep it for future reference.

  Basic Information. Here are the page numbers in this prospectus where you may find answers to most of your questions:

                                                                       PAGE TO SEE
BASIC QUESTIONS YOU MAY HAVE                                           IN THIS PROSPECTUS
----------------------------                                           ------------------
 .  What are the Policies?............................................                4
 .  How can I invest money in a Policy?...............................                5
 .  How will the value of my investment in a Policy change over time?.                6
 .  What charges will AGL deduct from my investment in a Policy?......                7
 .  What charges and expenses will the Mutual Funds deduct from
     amounts I invest through my Policy?.............................                9
 .  What is the amount of insurance ("death benefit")
     that AGL pays when the last surviving contingent insured dies?..               14
 .  Must I invest any minimum amount in a Policy?.....................               16
 .  How can I change my Policy's investment options?..................               17
 .  How can I change my Policy's insurance coverage?..................               18
 .  What additional rider benefits might I select?....................               20
 .  What is my Policy's exchange option?..............................               21
 .  How can I access my investment in a Policy?.......................               22
 .  Can I choose the form in which AGL pays out the proceeds
     from my Policy?.................................................               25
 .  To what extent can AGL vary the terms and conditions of the Policy
     in particular cases?............................................               26
 .  How will my Policy be treated for income tax purposes?............               26
 .  How do I communicate with AGL?....................................               27

     AGL's financial statements. We have included certain financial statements of AGL in this prospectus. These begin on page F-1.

     Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of this prospectus (page 58, which follows all of the financial pages). That index will refer you to pages that contain more about many of the words and phrases that we use.

BASIC QUESTIONS YOU MAY HAVE

WHAT ARE THE POLICIES?

     Summary. This prospectus describes the last survivor flexible premium variable life insurance Policy issued by AGL. The Policy is based on the lives of two persons. We call each person a contingent insured. We pay the death benefit proceeds upon the death of the last surviving contingent insured.

     We apply your net premiums to your Policy. You may invest your premiums in our declared fixed interest account or in one or more of the variable investment options, or both. The value of your investment in a variable investment option depends on the investment results of the related Mutual Fund. We do not guarantee any minimum cash value for amounts allocated to the variable investment options. If the Fund investments go down, the value of a Policy can decline. The value of our declared fixed interest account will depend on the interest rates that we declare.

     Other choices you have. During the insured persons' lifetimes, you may, within limits, (1) request an increase or decrease in the amount of insurance,
(2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, (4) choose whether your accumulation value under your Policy, upon the last surviving contingent insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary, and (5) add or delete certain other optional benefits that we make available by rider to your Policy. At the time of purchase, you can decide whether your policy will be subject to certain tax rules that maximize the cash value or rules that maximize the insurance coverage.

     Administrative Center. The Administrative Center provides service to all Policy owners. For applicants, your AGL representative will tell you if you should use an address other than the Administrative Center address. All premium payments, requests, directions and other communications should be directed to the appropriate location. See "How do I communicate with AGL?" on page 27.
Also see "Services Agreements" on page 55.

     Illustrations of a hypothetical Policy. Starting on page 28, we have included some examples of how the values of a sample Policy would change over time, based on certain assumptions we have made. Because your circumstances may vary considerably from our assumptions, your AGL representative will also provide you with a similar sample illustration that is more tailored to your own circumstances and wishes.

     Additional information. You may find the answers to any other questions you have under "Additional Information" beginning on page 32, or in the forms of our Policy and riders. A table of contents for the "Additional Information" portion of this prospectus also appears on page 32. You can obtain copies of our Policy and rider forms from (and direct any other questions to) your AGL representative or our Administrative Center (shown on the first page of this prospectus).

HOW CAN I INVEST MONEY IN A POLICY?

     Premium payments. We call the payments you make "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the contingent insureds. We can refuse to accept a subsequent premium payment that is less than $25. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments we receive after your right to return expires, as discussed on page 2, will be allocated upon receipt to the available investment options you have chosen.

     Limits on premium payments. Federal tax law may limit the amount of premium payments you can make (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements and a discussion of modified endowment contracts are summarized further under "How will my Policy be treated for income tax purposes?" beginning on page 26 and "Tax Effects" beginning on page 34. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. The tax law limits can vary as a result of changes you make to your Policy. For example, a reduction in the specified amount of your Policy can reduce the amount of premiums you can pay.

     Also, in certain limited circumstances, additional premiums may cause the death benefit to increase by more than they increase your accumulation value.
In such case, we may refuse to accept an additional premium if the contingent insureds do not provide us with adequate evidence that they continue to meet our requirements for issuing insurance.

     Checks and money orders. You may pay premiums by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premiums after the initial premium should be sent directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on the first page of this prospectus. We also accept premium payments by bank draft, wire or by exchange from another insurance company. Premium payments from salary deduction plans may be made only if we agree. You may obtain further information about how to make premium payments by any of these methods from your AGL representative or from our Administrative Center shown on the first page of this prospectus.

     Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value among your chosen variable investment options over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed.

     Under dollar cost averaging, we automatically make transfers of your accumulation value from the money market investment option to one or more of the other variable investment options that you choose. You tell us whether you want these transfers to be made monthly, quarterly, semi-annually or annually. We make the transfers as of the end of the valuation period that contains the day of the month that you select other than the 29th, 30th or 31st day of the month. (The term

"valuation period" is described on page 43.) You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. Dollar cost averaging ceases upon your request, or if your accumulation value in the money market investment option becomes exhausted. You cannot use dollar cost averaging at the same time you are using automatic rebalancing. We do not charge you for using this service.

     Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each investment option under your Policy to correspond to your then current premium allocation designation. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. Rebalancing ends upon your request. You cannot use automatic rebalancing at the same time you are using dollar cost averaging. We do not charge you for using this service.

HOW WILL THE VALUE OF MY INVESTMENT IN A POLICY CHANGE OVER TIME?

     Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 7 under "Premium tax charge" (or "Tax charge back" if you are a resident of Oregon when you purchase your Policy) and "Other deductions from each premium payment." We invest the rest in one or more of the investment options listed in the chart on the first page of this prospectus. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

     Your investment options. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Mutual Fund. Over time, your accumulation value in any such investment option will increase or decrease by the same amount as if you had invested in the related Fund's shares directly (and reinvested all dividends and distributions from the Fund in additional Fund shares); except that your accumulation value will also be reduced by certain charges that we deduct. We describe these charges beginning on page 7 under "What charges will AGL deduct from my investment in a Policy?"

     You can review other important information about the Mutual Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your AGL representative, from our Home Office or from the Administrative Center (both locations and the telephone numbers are shown on the first page of this prospectus).

     We invest any accumulation value you have allocated to our declared fixed interest account option as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an effective annual rate of at least 4%. Although this interest increases the amount of any accumulation value that you have in our declared fixed interest account option, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 9. The "daily charge" described on page 7 and the charges and expenses of the Mutual Funds discussed on pages 10 - 14 do not apply to our declared fixed interest account option.

     Policies are "non-participating." You will not be entitled to any dividends from AGL.

WHAT CHARGES WILL AGL DEDUCT FROM MY INVESTMENT IN A POLICY?

     Premium tax charge. Unless your Policy was issued in Oregon, we deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. These taxes, if any, currently range from 0.75% to 3.5%. Please let us know if you move to another jurisdiction, so we can adjust this charge if required. You are not permitted to deduct the amount of these taxes on your income tax return.

     Tax charge back. If you are a resident of Oregon at the time you purchase a Policy, there is no premium tax charge. Instead, we will deduct from each premium a tax charge back that is permissible under Oregon Law. If you later move from Oregon to a state that has a premium tax, we will not charge you a premium tax. We deduct the tax charge back from each premium you pay, regardless of the state in which you reside at the time you pay the premium.
The current tax charge back is __% of each premium. We may change the tax charge back amount but any change will only apply to new Policies we issue. We use the charge partly to offset our obligation to pay premium taxes on the same Policy if you move to another state. We also use the charge to pay for the cost of additional administrative services we provide under these Policies.

     Other deductions from each premium payment. After we deduct the applicable premium tax (or a tax charge back if we issued your Policy in Oregon) from your premium payment, we will deduct 5.0% of the remainder on all premiums received each year. We may lower this percentage deduction but it is guaranteed never to exceed 5.0%. Your Policy refers to these deductions as a Premium Expense Charge. We use these charges to cover sales expenses, including commissions.

     Daily charge. We will deduct a daily charge at an annual effective rate of 0.75% of your accumulation value that is then being invested in any of the variable investment options. After a Policy has been in effect for 15 years, however, we will reduce this rate to an annual effective rate of 0.50%, and after 30 years, to an annual effective rate of 0.15%. Although the years for the reduction of rates may not be changed, we may lower these current rates but they can never exceed the rates set forth in this paragraph. We apply this charge to pay for our mortality and expense risks.

     Flat monthly charge. We will deduct $10 from your accumulation value each month. We may lower this charge but it is guaranteed to never exceed $10. The flat monthly charge is the Monthly Administration Fee shown on page 4 of your Policy. We use this charge to pay for the cost of administrative services we provide under the Policies.

     First Four Years Monthly Expense Charge. The Policies have a monthly expense charge which will be deducted during the first four Policy years, and during the first four years of any increase in base coverage. We will apply this four year monthly expense charge only to the base coverage portion of the specified amount. Any decrease in base coverage will not change the monthly expense charge. This charge varies according to the amount of base coverage and the ages, gender and the premium classes of both of the contingent insureds. This charge is a maximum of $____ for each $1000 of base coverage. We use this charge to pay for underwriting costs and other costs of issuing the Policies, and also to help pay for the administrative services we provide under the Policies.

     Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "amount at risk" on that date. Our amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the last surviving contingent insured died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies:

     .    greater amounts at risk result in a higher monthly insurance charge;
          and

     . higher cost of insurance rates also result in a higher monthly insurance charge.

     Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are not greater than the guaranteed maximum rates for insured persons in all age, gender and premium classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum.

     In general, the longer you own your Policy, the higher the cost of insurance rate will be as the contingent insureds grow older. Also our cost of insurance rates will generally be lower if one or both of the insured persons is a female than if a male. Similarly, our current cost of insurance rates are generally lower for non-tobacco users than tobacco users. On the other hand, contingent insureds who present particular health, occupational or non-work related risks may require higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policy.

     We use this charge to fund the death benefits we pay under the Policies.

     Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value, if you select additional benefit riders. The charges for any rider you select will vary by Policy within a range based on either the personal characteristics of the contingent insureds or the specific coverage you choose under the rider. The riders we offer are four year term rider, maturity extension rider, return of premium death benefit rider and single life annually renewable term insurance rider. The riders are described beginning on page 20, under "What additional rider benefits might I select?"
The specific charges for any rider you choose are shown on page 3 of your Policy. We use these charges to pay for the benefits under the riders and to help offset the risks we assume.

     Surrender charge. The Policies have a surrender charge that applies for a maximum of the first 14 Policy years (and for a maximum of the first 14 Policy years after any requested increase in the Policy's base coverage). We will apply the surrender charge only to the base coverage portion of the specified amount.

     The surrender charge period depends on the age of the younger of the contingent insureds. The amount of the surrender charge depends on the age, gender and premium classes of both of the contingent insureds. Your Policy's surrender charge will be found in the table on page 4C of the Policy. It may initially be as high as $50 per $1,000 of base coverage or as low as $0 per $1,000 of base coverage (or any increase in the base amount).

     We are permitted to not charge some or all of the surrender charges under certain limited circumstances, according to the terms of a Policy endorsement.

     We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender. Upon a requested decrease in a Policy's base coverage portion of the specified amount, we will deduct any remaining amount of the surrender charge that was associated with the base coverage that is canceled. This includes any decrease that results from any requested partial surrender. See "Partial surrender" beginning on page 23. For those Policies that lapse in the first 14 Policy years, we use this charge to help recover sales expenses.

     Partial surrender fee. We will charge a maximum fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge is currently $10. We use this charge to help pay for the expense of making a partial surrender.

     Transfer fee. We may charge a $25 transfer fee for each transfer between investment options that exceeds 12 each Policy Year. We do not currently assess this charge but reserve the right to do so in the future. This charge will be deducted from the investment options in the same ratio as the requested transfer. We use this charge to help pay for the expense of making the requested transfer.

     Charge for taxes. We can adjust charges in the future on account of taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value.

     For a further discussion regarding these charges, see "More About Policy Charges" on page 41.

     Allocation of charges. You may choose the investment options from which we deduct all monthly charges and any applicable surrender charges. If you do not have enough accumulation value in those investment options, we will deduct these charges in the same ratio the charges bear to the unloaned accumulation value you then have in each investment option.

WHAT CHARGES AND EXPENSES WILL THE MUTUAL FUNDS DEDUCT FROM AMOUNTS I INVEST THROUGH MY POLICY?

     Each Mutual Fund pays its investment management fees and other operating expenses. Because they reduce the investment return of a Fund, these fees and expenses also will reduce indirectly the return you will earn on any accumulation value that you have invested in that Fund. The charges and expenses that we show in the following table are for each Fund's most recent fiscal year ended, unless we indicate otherwise:

THE MUTUAL FUNDS' ANNUAL EXPENSES/1/  (as a percentage of average net assets)

                                                             FUND                     OTHER FUND         TOTAL FUND
                                                          MANAGEMENT                  OPERATING          OPERATING
                                                         FEES (AFTER               EXPENSES (AFTER    EXPENSES (AFTER
                                                           EXPENSE        12B-1        EXPENSE            EXPENSE
NAME OF FUND                                           REIMBURSEMENT)/3/   FEES    REIMBURSEMENT)/3/  REIMBURSEMENT)/3/
------------                                           ----------------   ------   ----------------   ----------------
AIM VARIABLE INSURANCE FUNDS:/1/
AIM V.I. International Equity Fund                                0.73%                       0.29%              1.02%
AIM V.I. Value Fund                                               0.61%                       0.23%              0.84%
AMERICAN CENTURY VARIABLE
 PORTFOLIOS, INC.:/1/
VP Value Fund                                                     1.00%                       0.00%              1.00%
AYCO SERIES TRUST:/2/
Ayco Large Cap Growth Fund I                                      0.00%                       1.00%              1.00%
DREYFUS INVESTMENT PORTFOLIOS:/1/
MidCap Stock Portfolio - Initial     shares/3, 4/                 0.75%                       0.25%              1.00%
DREYFUS VARIABLE INVESTMENT FUND:/1/
Quality Bond Portfolio - Initial shares                           0.65%                       0.07%              0.72%
Small Cap Portfolio - Initial shares                              0.75%                       0.03%              0.78%
FIDELITY VARIABLE INSURANCE PRODUCTS
 FUND:/1, 5/
VIP Asset Manager(SM) Portfolio                                   0.53%    0.25%              0.10%              0.88%
VIP Contrafund(R) Portfolio/6/                                    0.57%    0.25%              0.10%              0.92%
VIP Equity-Income Portfolio/6/                                    0.48%    0.25%              0.10%              0.83%
VIP Growth Portfolio/6/                                           0.57%    0.25%              0.09%              0.91%
JANUS ASPEN SERIES - SERVICE
 SHARES:/7/
Aggressive Growth Portfolio                                       0.65%    0.25%              0.02%              0.92%
International Growth Portfolio                                    0.65%    0.25%              0.06%              0.96%
Worldwide Growth Portfolio                                        0.65%    0.25%              0.05%              0.95%
J. P. MORGAN SERIES TRUST II:/1/
J. P. Morgan Small Company                                        0.60%                       0.55%              1.15%
     Portfolio/3/

                                       10           (Footnotes begin on page 12)

                                                             FUND                     OTHER FUND         TOTAL FUND
                                                          MANAGEMENT                  OPERATING          OPERATING
                                                         FEES (AFTER               EXPENSES (AFTER    EXPENSES (AFTER
                                                           EXPENSE        12B-1        EXPENSE            EXPENSE
NAME OF FUND                                           REIMBURSEMENT)/3/   FEES    REIMBURSEMENT)/3/  REIMBURSEMENT)/3/
------------                                           ----------------   ------   ----------------   ----------------
MFS VARIABLE INSURANCE TRUST:/1/
MFS Capital Opportunities Series/8/                               0.75%                       0.16%              0.91%
MFS Emerging Growth Series /8/                                    0.75%                       0.10%              0.85%
MFS New Discovery Series/3, 8/                                    0.90%                       0.16%              1.06%
MFS Research Series /8/                                           0.75%                       0.10%              0.85%
NEUBERGER BERMAN ADVISERS
 MANAGEMENT TRUST:/1/
Mid-Cap Growth Portfolio                                          0.84%                       0.14%              0.98%
NORTH AMERICAN FUNDS VARIABLE
 PRODUCT SERIES I:/1, 9/
International Equities Fund                                       0.35%                       0.10%              0.45%
MidCap Index Fund                                                 0.31%                       0.09%              0.40%
Money Market Fund                                                 0.50%                       0.10%              0.60%
Nasdaq-100(R) Index Fund                                          0.40%                       0.14%              0.54%
Science & Technology Fund                                         0.90%                       0.10%              1.00%
Small Cap Index Fund                                              0.35%                       0.09%              0.44%
Stock Index Fund                                                  0.26%                       0.09%              0.35%
PIMCO VARIABLE INSURANCE TRUST
ADMINISTRATIVE CLASS:/1, 10/
PIMCO Real Return Bond Portfolio                                  0.25%                       0.40%              0.65%
PIMCO Short-Term Bond Portfolio                                   0.25%                       0.35%              0.60%
PIMCO Total Return Bond Portfolio/3/                              0.25%                       0.40%              0.65%
PUTNAM VARIABLE TRUST:/11/
Putnam VT Diversified Income Fund -                               0.68%    0.25%              0.10%              1.03%
 Class IB/12/
Putnam VT Growth and Income Fund -                                0.46%    0.25%              0.04%              0.75%
 Class IB/12/
Putnam VT International Growth and                                0.80%    0.25%              0.17%              1.22%
 Income Fund - Class IB/12/
SAFECO RESOURCE SERIES TRUST:/1/

                                       11           (Footnotes begin on page 12)

                                                             FUND                     OTHER FUND         TOTAL FUND
                                                          MANAGEMENT                  OPERATING          OPERATING
                                                         FEES (AFTER               EXPENSES (AFTER    EXPENSES (AFTER
                                                           EXPENSE        12B-1        EXPENSE            EXPENSE
NAME OF FUND                                           REIMBURSEMENT)/3/   FEES    REIMBURSEMENT)/3/  REIMBURSEMENT)/3/
------------                                           ----------------   ------   ----------------   ----------------
RST Equity Portfolio                                              0.74%                       0.04%              0.78%
RST Growth Opportunities Portfolio                                0.74%                       0.03%              0.77%
THE UNIVERSAL INSTITUTIONAL FUNDS,
 INC.:/1/
Equity Growth Portfolio/3/                                        0.48%                       0.37%              0.85%
High Yield Portfolio/3/                                           0.26%                       0.54%              0.80%
VANGUARD VARIABLE INSURANCE FUND:
High Yield Bond Portfolio                                         0.18%                       0.08%              0.26%
REIT Index Portfolio                                              0.34%                       0.13%              0.47%
VAN KAMPEN LIFE INVESTMENT TRUST
 - CLASS I SHARES:/1/
Strategic Stock Portfolio/3/                                      0.13%                       0.53%              0.66%
WARBURG PINCUS TRUST:/1/
Small Company Growth Portfolio/3/                                 0.90%                       0.21%              1.11%

_______________
/1/ Most of the Mutual Funds' advisers or administrators have entered into arrangements under which they pay certain amounts to AGL for services such as proxy mailing and tabulation, mailing of fund related information and responding to Policy owners' inquiries about the Funds. PIMCO Variable Insurance Trust has entered into such an arrangement directly with us. The fees shown above for Total Fund Operating Expenses are unaffected by these arrangements. To the extent we receive these fees, we do not lower the Policy fees we charge you. We do not generate a profit from these fees, but only offset the cost of the services. (See "Certain Arrangements" on page 42 and "Services Agreements" on page 55.)

/2/ The Ayco Large Cap Growth Fund I is a new Fund that became effective in December 2000. The fees and charges for this Fund are estimated for fiscal year 2001.

/3/ For the Funds indicated, management fees and other expenses as shown for fiscal year 2000 would have been the percentages shown below without certain voluntary fee waivers and expense reimbursements from the investment adviser or other parties. Current and future fees and expenses may vary from the fiscal year 2000 fees and expenses.

                                                        MANAGEMENT      OTHER          TOTAL
                                                           FEES       EXPENSES    ANNUAL EXPENSES
                                                        -----------   ---------   ----------------
DREYFUS INVESTMENT PORTFOLIOS:
  MidCap Stock Portfolio - Initial shares                     0.75%       0.29%              1.04%
J.P. MORGAN SERIES TRUST II:
  J.P. Morgan Small Company Portfolio                         0.60%       0.72%              1.32%

                                       12        (Footnotes continue on page 13)

                                                        MANAGEMENT      OTHER          TOTAL
                                                           FEES       EXPENSES    ANNUAL EXPENSES
                                                        -----------   ---------   ----------------
MFS VARIABLE INSURANCE TRUST:
  MFS New Discovery Series                                    0.90%       0.19%              1.09%
PIMCO VARIABLE INSURANCE TRUST
ADMINISTRATIVE CLASS:
  PIMCO Total Return Bond Portfolio                           0.25%       0.41%              0.66%
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
  Equity Growth Portfolio                                     0.55%       0.37%              0.92%
  High Yield Portfolio                                        0.50%       0.54%              1.04%
VAN KAMPEN LIFE INVESTMENT
TRUST - CLASS I SHARES:                                       0.50%       0.53%              1.03%
  Strategic Stock Portfolio
WARBURG PINCUS TRUST:
  Small Company Growth Portfolio                              0.90%       0.23%              1.13%

No other Funds received any fee waivers and expense reimbursements.

/4/ The expenses shown in THE MUTUAL FUNDS' ANNUAL EXPENSES table above reflect the MidCap Stock Portfolio adviser's waiver of fees or reimbursement of expenses for the fiscal year ended December 31, 2000. For such fiscal year, the Portfolio's adviser further reimbursed the Portfolio for other expenses so that the total annual Portfolio expenses were 0.98% instead of 1.00%. This additional expense reimbursement was voluntary. The "Other Fund Operating Expenses" information provided in THE MUTUAL FUNDS' ANNUAL EXPENSES table has been restated to reflect the amount the fees would have been without the additional voluntary reimbursement. The Portfolio's adviser has agreed, until December 31, 2001, to waive receipt of its fees and/or assume the expenses of the Portfolio so that the expenses of the Portfolio (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowing) do not exceed 1.00%. See the accompanying MidCap Stock Portfolio prospectus for more details.

/5/ The prospectuses for Fidelity Variable Insurance Products Fund under "Fund Distribution" discuss this 12b-1 fee.

/6/ Actual annual class operating expenses were lower because a portion of the brokerage commissions that the Fund paid was used to reduce the Fund's expenses, and/or because through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the Fund's custodian expenses. See the accompanying prospectuses for Fidelity Variable Insurance Product Fund for details.

/7/ Expenses are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for the Aggressive Growth, International Growth and Worldwide Growth Portfolios. All expenses are shown without the effect of any expense offset arrangements. The prospectus for Janus Aspen Series under "Fees and Expenses" discusses the 12b-1 fee.

/8/ Each of the MFS Capital Opportunities, MFS Emerging Growth, MFS New Discovery and MFS Research Series has an expense offset arrangement which reduces the Series' custodian fee based upon the amount of cash maintained by the Series with its custodian and dividend disbursing agent. Each Series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the Series' expenses. The "Other Fund Operating Expenses" in THE MUTUAL FUNDS' ANNUAL EXPENSES table above do not take into account these expense reductions, and are therefore higher than the actual expenses of the Series. Had these fee reductions been taken into account, "Total Fund Operating Expenses (After Expense Reimbursements)" in THE MUTUAL FUNDS' ANNUAL EXPENSES table above would be lower for the Series and would equal 0.90% for MFS Capital Opportunities Series, 0.84% for MFS Emerging Growth Series, 1.05% for MFS New Discovery Series, and 0.84% for MFS Research Series. See the accompanying MFS Variable Insurance Trust prospectus for more details.

/9/ The expenses have been restated to reflect contractual changes effective May 1, 2001.

                                       13        (Footnotes continue on page 14)

/10/ AGL has entered into a service agreement with PIMCO Variable Insurance Trust under which a portion of the Other Fund Operating Expenses is paid to AGL to reimburse AGL for services provided to the PIMCO Variable Insurance Trust.

/11/ The prospectus for Putnam Variable Trust under "Distribution Plan" discusses this 12b-1 fee.

/12/ The Fund's fees have been restated to reflect an increase in 12b-1 fees currently payable to Putnam Investment Management, LLC. The Trustees of Putnam Variable Trust currently limit 12b-1 fee payments on Class IB shares to 0.25% of average net assets.

WHAT IS THE AMOUNT OF INSURANCE ("DEATH BENEFIT") THAT AGL PAYS WHEN THE LAST SURVIVING CONTINGENT INSURED DIES?

     Your specified amount of insurance. In your application to buy a Platinum Investor Survivor II Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. Platinum Investor Survivor II is available for specified amounts of $500,000 or more.

     The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. Base coverage must be at least 10% of the specified amount. We also provide a guarantee of a death benefit equal to the initial specified amount (less any indebtedness) and any benefit riders during the first 5 Policy years. We provide more information about this benefit and the specified amount under "Monthly guarantee premiums," beginning on page 16 and under "More About the Death Benefit" beginning on page 44. You should read these other discussions carefully because they contain important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

     Your death benefit. The death benefit we will pay is reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged. At any time before the death of the last surviving contingent insured, you can choose whether the death benefit we will pay is

     . Option 1--The specified amount on the date of the last surviving contingent insured's death; or

     . Option 2--The specified amount plus the Policy's accumulation value on the date of the last surviving contingent insured's death.

     Under Option 2, your death benefit will tend to be higher than under Option
1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value for the same amount of premium will tend to be higher under Option 1 than under Option 2.

     Any premiums we receive after the last surviving contingent insured's death will be returned and not included in your accumulation value.

     We may pay a larger death benefit depending on the amount of the accumulation value on the date of death, as explained below.

     Federal tax law requires a minimum death benefit in relation to the accumulation value in order for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used: the "guideline premium test" or the "cash value accumulation test." You must elect one of these tests at issue, and, once elected, the choice may not be changed. Factors you should consider in making this choice are discussed below.

     The "guideline premium test" limits the amount of premiums paid under a Policy at any time to a certain amount which depends on the size of the Policy and the age and gender of the contingent insureds. Therefore, the maximum premiums you can pay are generally more limited under this test than under the cash value accumulation test.

     The other major difference between the two tax tests involves the Policy's "alternative death benefit." The alternative death benefit is calculated as shown in the tables that follow. During any time when the alternative death benefit works out to be more than the Option 1 or Option 2 death benefit you have chosen, we would automatically deem the death benefit to be such higher amount.

     As illustrated in the tables below, choosing the cash value accumulation test for tax law compliance generally makes it more likely that an alternative death benefit will apply. Therefore, if you anticipate that your Policy may have a substantial accumulation value in relation to its death benefit, you should be aware that the alternative death benefit may cause your Policy's death benefit to be higher if you choose that test than if you choose the guideline premium test. To the extent that the alternative death benefit does result in a higher death benefit, the cost of insurance charges deducted from your Policy will also tend to be higher. (This compensates us for the additional risk that we might have to pay the higher alternative death benefit.)

     If you have selected the guideline premium test, we calculate the alternative death benefit by multiplying your Policy's accumulation value by the following percentages:

         SPECIMEN ALTERNATIVE DEATH BENEFITS AS A PERCENTAGE MULTIPLE
                  OF POLICY ACCUMULATION VALUE (ASSUMING YOU
                      SELECT THE GUIDELINE PREMIUM TEST)

 YOUNGER
CONTINGENT
 INSURED'S
   AGE*          40     45     50     55     60     65     70     75    100
----------      ----   ----   ----   ----   ----   ----   ----   ----   ----
    %           250%   215%   185%   150%   130%   120%   115%   105%   100%

----------
* Age nearest birthday at the beginning of the Policy year in which the last surviving contingent insured dies. We use the younger contingent insured's age for this purpose even if the younger contingent insured is the first to die.

     If you have selected the cash value accumulation test, we calculate the alternative death benefit by multiplying your Policy's accumulation value by a percentage that will be set forth on page 4A of your Policy. The percentage varies based on the insurance characteristics of the contingent insureds. Below is an example of applicable alternative death benefit percentages for the cash value accumulation test. The example is for a male non-tobacco user and a female non-tobacco user both preferred premium class and issue age 55.

         SPECIMEN ALTERNATIVE DEATH BENEFITS AS A PERCENTAGE MULTIPLE
                  OF POLICY ACCUMULATION VALUE (ASSUMING YOU
                      SELECT THE GUIDELINE PREMIUM TEST)

POLICY YEAR        1      2      3      5     10     20     30     40     45
-----------      ----   ----   ----   ----   ----   ----   ----   ----   ----
%                313%   301%   290%   268%   222%   159%   126%   111%   104%


     Your Policy calls the multipliers used for each test the "Death Benefit Corridor Rate."

MUST I INVEST ANY MINIMUM AMOUNT IN A POLICY?

     Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to pay. Our current practice is to bill quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure your Policy's cash surrender value stays above zero or that the first 5 Policy year benefit (described under "Monthly guarantee premiums" on page 16) remains in effect. ("Cash surrender value" is explained under "Full surrender" on page 22.) The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero or that the first 5 Policy year benefit is not in effect, as a result of the market performance and/or deductions we periodically make from your accumulation value.

     Policy lapse and reinstatement. During the first 5 Policy year benefit period discussed on page 16, your Policy will not enter a grace period or terminate if the Monthly Guarantee Premium has been met. After expiration of this benefit, if your Policy's cash surrender value falls to an amount insufficient to cover the monthly charges, we will notify you and give you a grace period to pay at least the amount we estimate is necessary to keep your Policy in force for a reasonable time. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within 5 years (or, if earlier, before the Policy's maturity date), and you must present evidence that each contingent insured who was living when the Policy lapsed is still living and meets our requirements for issuing coverage. Also, you will have to pay at least the amount of premium that we estimate will keep your Policy in force for two months, as well as pay or reinstate any indebtedness. You will find additional information in the Policy about the values and terms of the Policy after it is reinstated.

     Monthly guarantee premiums. Page 3 of your Policy will specify a "Monthly Guarantee Premium." If you pay these guarantee premiums, we will provide at least an Option 1 death benefit, even if your policy's cash surrender value has declined to zero.

     We provide this benefit for the first 5 Policy years for all Policies. On the first day of each Policy month that the cash surrender value is not sufficient to pay the monthly deduction, we check to see if the cumulative amount of premiums paid under the Policy, less any Policy loans, is at least equal to the sum of the monthly guarantee premiums plus any partial surrenders for all Policy months to date, including the Policy month then starting. (Policy months are measured from the "Date of Issue" that will also be shown on page 3 of your Policy.) So long as at least this amount of premium payments has been paid by the beginning of that Policy month during this guarantee benefit, the Policy will not enter a grace period or terminate (i.e., lapse) because of insufficient cash surrender value.

     Also, during the first 5 Policy years, whenever you increase or decrease your specified amount, we calculate a new monthly guarantee premium, so the amount you must pay to keep this benefit in force will increase or decrease depending on whether you increase or decrease your specified amount. If you add or increase a benefit rider, your monthly guarantee premium will increase. If you remove or decrease a benefit rider, your monthly guarantee premium will decrease. The more supplemental coverage you choose the higher will be your monthly guarantee premiums.

     The period of coverage for this benefit is unaffected by the contingent insureds' ages at the Policy's date of issue or your choice of base coverage and supplemental coverage. The period for this benefit will not be extended or otherwise changed by changes in the specified amount, the addition, deletion or change in benefit riders, or by reinstatement of the Policy.

HOW CAN I CHANGE MY POLICY'S INVESTMENT OPTIONS?

     Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

     Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. The first 12 transfers in a year are free of charge. We may charge you $25 for each additional transfer. We do not currently assess this charge but reserve the right to do so in the future. You may make transfers from the variable investment options at any time. You may make transfers from the declared fixed interest account only during the 60-day period following each Policy anniversary. The amount that you can transfer each year from the declared fixed interest account is limited to the greater of

     . 25% of the unloaned accumulation value you have in the declared fixed interest account as of the Policy anniversary, or

     . the sum of any amounts you transferred or surrendered from the declared fixed interest account during the previous Policy year .

     Unless you are transferring the entire amount you have in an investment option, including the declared fixed interest account, each transfer must be at least $500. See "Additional Rights That We Have" on page 49.

     Market Timing. The Policy is not designed for professional market timing organizations or other entities using programmed and frequent transfers involving large amounts. We may not unilaterally terminate or discontinue transfer privileges. However, we reserve the right to suspend such privileges for a reasonable time with reasonable notice to prevent market timing efforts that could disadvantage other Policy owners.

HOW CAN I CHANGE MY POLICY'S INSURANCE COVERAGE?

     Increase in coverage. At any time while both contingent insureds are living, you may request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that both contingent insureds continue to meet our requirements for issuing insurance coverage.

     We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the ages, gender and premium classes of the contingent insureds at the time of the increase. Also, a new amount of surrender charge:

     . applies to any amount of the increase that you request as base (rather than supplemental) coverage; and

     .    applies for up to 14 Policy years following the increase.

     You are not required to increase your specified amount in any specific percentage or ratio that your base and supplemental coverage bear to your specified amount before the increase, with one exception. Base coverage must be at least 10% of the total specified amount after the increase.

     Decrease in coverage. After the first Policy year, you may request a reduction in the specified amount of coverage, but not below certain minimums. After any decrease, the specified amount cannot be less than the greater of:

     .    $500,000, and

     . any minimum amount which, in view of the amount of premiums you have paid, is necessary for the Policy to continue to meet the Federal tax law definition of life insurance.

     We will apply a reduction in specified amount in the following order, as long as your base coverage is at least 10% of the specified amount:

     . against the specified amount provided by the most recent increase, with the decrease applying first to the entire supplemental coverage portion of such increase, if any, followed by the base coverage portion;

     . against the next most recent increases successively, with the decrease of each prior increase applying first to the entire supplemental coverage portion of such increase, if any, followed by the base coverage portion;

     . against the specified amount provided under the original application, with the decease applying first to the entire supplemental coverage portion of such amount, if any, followed by the base coverage portion.

We will deduct from your accumulation value any remaining surrender charge that is associated only with any amount of base coverage that is canceled in this way. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed.

     Change of death benefit option. You may at any time before the death of the last surviving contingent insured request us to change your coverage from death benefit Option 1 to Option 2 or vice-versa.

     . If you change from Option 1 to Option 2, we also automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. The change will go into effect on the monthly deduction day following the date we receive your request for change. We will apply a reduction in specified amount in the same order as set out under "Decrease in coverage" on page 18, as long as your base coverage is at least 10% of the specified amount.

We will not charge a surrender charge for this reduction in specified amount.

     . If you change from Option 2 to Option 1, we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value. The entire increase in the specified amount will be applied to the last coverage added (either base or supplemental) which has not been removed. For the purpose of this calculation, if the base and supplemental coverages were issued on the same date, we will consider the supplemental coverage to have been issued later.

     Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page 34 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

     Effect of changes in insurance coverage on guarantee benefit. A change in coverage does not result in termination of the guarantee benefit, so that if you pay certain prescribed amounts of premiums, we will pay a death benefit even if your policy's cash surrender value declines to zero. The details of this guarantee are discussed under "Monthly guarantee premiums," beginning on page 16.

WHAT ADDITIONAL RIDER BENEFITS MIGHT I SELECT?

     You can request that your Policy include the additional rider benefits described below. For most of the riders that you choose, a charge, which will be shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. Not all riders are available in all states. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits.

     Four Year Term Rider
     --------------------

     . This rider provides an additional death benefit equal to 125% of the base coverage during the first four Policy years. This additional benefit will be paid if both contingent insureds die during the first four Policy years.

     Maturity Extension Rider
     ------------------------

     . This rider permits you to extend the Policy's maturity date beyond what it otherwise would be. You have two versions of this rider from which to choose. Either or both versions may not be available in all states.

     . The first version provides for a death benefit after the original maturity date that is equal to the accumulation value on the date of the last surviving contingent insured's death. The death benefit will be reduced by any outstanding Policy loan amount. There is no charge for this version until you reach the original maturity date. Thereafter we will charge a monthly fee of no more than $10.

     . The second version provides for a death benefit (after the death of the last surviving contingent insured) after the original maturity date equal to the death benefit in effect on the day prior to the original maturity date. If the death benefit is based fully, or in part, on the accumulation value, we will adjust the death benefit to reflect future changes in your accumulation value. The death benefit will never be less than the accumulation value. The death benefit will be reduced by any outstanding Policy loan amount. There is a monthly charge of no more than $30 for each $1000 of the net amount at risk. If you wish to purchase this rider, you must inform us in writing at least 9 years before the original maturity date. When the 9-year period begins, each month we will charge you up to the maximum $30 for each $1,000 of the net amount at risk. If you wish to extend the original maturity date, you must give us written notice at least 30 days before the original maturity date. After the original maturity date, we will terminate this charge, and start charging you a monthly fee of no more than $10.

     . There are features common to both riders in addition to the $10 maximum monthly fee. Only the insurance coverage associated with the Policy will be extended beyond the original maturity date. We do not allow additional premium payments, new loans, or changes in specified amount after the original maturity date. Once you have exercised your right to extend the original maturity date, you cannot revoke it. You can, however, surrender your Policy at any time.

     . Extension of the maturity date beyond the younger contingent insured's age 100 may result in current taxation of increases in your Policy's accumulation value as a result of interest or investment experience after that time. You should consult a qualified tax adviser before making such an extension.

     Return of Premium Death Benefit Rider
     -------------------------------------

     . This rider provides additional term life insurance coverage on the life of the last surviving contingent insured. The amount of additional insurance varies so that it always equals the cumulative amount of premiums paid under the Policy (subject to certain adjustments).

     . You may purchase this rider only as of the date of issue and only if you have selected death benefit Option 1.

     Single Life Annually Renewable Term Insurance Rider
     ---------------------------------------------------

     . This rider allows you to provide term single life insurance on the life of either or both of the contingent insureds. We will pay a death benefit upon the death of the contingent insured on whose life you purchased the rider. The death benefit is in addition to any death benefit we pay under the Policy.

     . You can purchase this rider on the life of a contingent insured who is younger than age 75.

     . You cannot purchase this rider on the life of a contingent insured if the premium class for that contingent insured is uninsurable.

     Tax consequences of additional rider benefits. Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page 34. You should consult a qualified tax adviser.

WHAT IS MY POLICY'S EXCHANGE OPTION?

     This option is not a rider. You as the owner of the Policy have the right at any time while both contingent insureds are living to request that the Policy be split into two separate policies, insuring each of the contingent insureds under new, single life policies. In order for you to exercise this option, neither contingent insured could have the "uninsurable" premium class when the original Policy was issued. Here are the additional features about the exchange option:

     . You can choose the amount of coverage on each policy, as long as the total equals the death benefit amount of the Policy. We will transfer the cash surrender value of the Policy, after paying off any outstanding loan, to the new policies in the same proportion as the new face amounts are to each other (except for Policies issued in Texas, where outstanding loans are also transferred to the new policies in the same proportion as the new face amounts are to each other).

     . The new policies can be any flexible or level premium whole life policy or endowment plan we would ordinarily issue when the option is exercised.

     . The new policies are subject to underwriting based on our established procedures. This option requires that both contingent insureds are found to be insurable.

     . You can choose to exchange without underwriting only if the contingent insureds were married to one another and have divorced, the Federal unlimited marital deduction is repealed, or there is a reduction of at least 50% of the tax rate in the maximum Federal estate tax bracket. However, in the case of divorce, the divorce decree must have been final at least 24 months before the exchange. In these situations, the original Policy's specified amount and cash surrender value will be split equally between the two new policies (except in Pennsylvania, where underwriting is required without exception if the contingent insureds are divorced from one another).

     .    The Policy terminates when we issue the new policies.

     . Under each of the new policies, if the insured commits suicide within the first two policy years, we will limit the death benefit proceeds to the total of all premiums that have been paid on the Policy insuring the deceased person to the time of death minus any outstanding policy loans (plus any unearned loan interest) and partial surrenders.

          In Texas the first two policy years limit runs from the date of issue of the Policy but only for insurance coverage that does not require new underwriting information.

     .    There is no additional charge for this option or its exercise.

HOW CAN I ACCESS MY INVESTMENT IN A POLICY?

     Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." Because of the surrender charge, it is unlikely that a Platinum Investor Survivor II Policy will have any cash surrender value during at least the first year unless you pay significantly more than the monthly guarantee premiums.

     Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We will automatically reduce your Policy's accumulation value by the amount of your withdrawal and any related charges. We do not allow partial surrenders that would reduce the death benefit below $500,000.

     We will apply a reduction in specified amount in the following order, as long as your base coverage is at least 10% of the specified amount:

     . against the specified amount provided by the most recent increase, with the decrease applying first to the entire supplemental coverage portion of such increase, if any, followed by the base coverage portion;

     . against the next most recent increases successively, with the decrease of each prior increase applying first to the entire supplemental coverage portion of such increase, if any, followed by the base coverage portion;

     . against the specified amount provided under the original application, with the decease applying first to the entire supplemental coverage portion of such amount, if any, followed by the base coverage portion.

We will deduct any remaining surrender charge that is associated with any portion of your Policy's base amount of coverage that is canceled. If the Option 2 death benefit is then in effect, we will automatically reduce your accumulation value.

     You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

     There is a maximum partial surrender fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge currently is $10.

     Exchange of Policy in certain states. Certain states require that a policy owner be given the right to exchange the Policy for a fixed benefit life insurance policy, within either 18 or 24 months from the date of issue. This right is subject to various conditions imposed by the states and us. In such states, this right has been more fully described in your Policy or related endorsements to comply with the applicable state requirements.

     Policy loans. You may at any time borrow from us an amount up to your Policy's cash surrender value less the interest that will be payable on your loan through your next Policy anniversary.

     We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the declared fixed interest account as collateral for the loan. We will credit your Policy with interest on this collateral amount at a guaranteed effective annual rate of 4% (rather than any amount you could otherwise earn in one of our investment options). Except for preferred loans, we will charge you interest on your loan at an annual rate of 4.31% for loans you make during the first 10 Policy years and 4.08% for loans you make thereafter. These are equivalent to the effective annual rates of 4.50% and 4.25%, respectively. Loan interest is payable annually, on the Policy anniversary and in advance. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

     You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

     You may repay all or part (but not less than $10 unless it is the final payment) of your loan at any time before the death of the last surviving contingent insured while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from our declared fixed interest account option. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan (increased by any unearned loan interest we may have already charged) will be deducted from the proceeds we pay following the last surviving contingent insured's death.

     Preferred loan interest rate. We will charge a lower interest rate on preferred loans (available after the first 10 Policy years). The maximum amount eligible for preferred loans for any year is:

     . 10% of your Policy's accumulation value (which includes any loan collateral we are holding for your Policy loans) at the Policy anniversary; or

     . if less, your Policy's maximum remaining loan value at that Policy anniversary.

     We will always credit your preferred loan collateral amount at a guaranteed effective annual rate of 4.0%. We intend to set the rate of interest you are paying to the same 4.0% rate we credit to your preferred loan collateral amount, resulting in a zero net cost (0.00%) of borrowing for that amount. We have full discretion to vary the rate we charge you, provided that the rate:

     . will always be greater than or equal to the guaranteed preferred loan collateral rate of 4.0%, and

     .    will never exceed an effective annual rate of 4.24%.

     Maturity of your Policy. If one or both contingent insureds are living on the "Maturity Date" shown on page 3 of your Policy, we will pay you the cash surrender value of the Policy, and the Policy will end. The maturity date can be no later than the Policy anniversary nearest the younger contingent insured's 100th birthday.

     Tax considerations. Please refer to "How will my Policy be treated for income tax purposes?" on page 26 for information about the possible tax consequences to you when you receive any loan, surrender or other funds from your Policy.

CAN I CHOOSE THE FORM IN WHICH AGL PAYS OUT THE PROCEEDS FROM MY POLICY?

     Choosing a payment option. You will receive the full proceeds from the Policy as a single sum, unless you elect another method of payment within 60 days of the last surviving contingent insured's death. This also includes proceeds that become payable upon full surrender or the maturity date. You can elect that all or part of such proceeds be applied to one or more of the following payment options:

     .    Option 1--Equal monthly payments for a specified period of time.

     . Option 2--Equal monthly payments of a selected amount of at least $60 per year for each $1,000 of proceeds until all amounts are paid out.

     . Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

     . Option 4--Proceeds left to accumulate at an interest rate of 3% compounded annually for any period up to 30 years. At your request we will make payments to you monthly, quarterly, semiannually, or annually. You can also request a partial withdrawal of any amount of $500 or more.

     Additional payment options may also be available with our consent. We have the right to reject any payment option, if the payee is a corporation or other entity. You can read more about each of these options in the Policy and in the separate form of payment contract that we issue when any such option takes effect.

     Interest rates that we credit under each option will be at least 3%.

     Change of payment option. You may give us written instructions to change any payment option you have elected at any time while the Policy is in force and before the start date of the payment option.

     Tax impact. If a payment option is chosen, you or your beneficiary may have tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

TO WHAT EXTENT CAN AGL VARY THE TERMS AND CONDITIONS OF THE POLICY IN PARTICULAR CASES?

     Here are some variations we may make in the terms and conditions of a Policy. Any variations will be made only in accordance with uniform rules that we establish.

     Underwriting and premium classes. We have seven premium classes we use to decide how much the monthly insurance charges under any particular Policy will be: preferred non-tobacco, standard non-tobacco, preferred tobacco, standard tobacco, special non-tobacco, special tobacco and uninsurable. They are each described in your Policy. Policies issued in Arizona, North Carolina and Wisconsin do not have the uninsurable class.

     The term "uninsurable" is used in a special way when we issue a Policy. "Uninsurable" describes a person proposed to become insured under a Policy who would not pass our requirements to be insured under one of our policies that insures only one life. Under some conditions a person who is uninsurable can become a contingent insured under a Policy. The other contingent insured cannot be uninsurable.

     Policies purchased through "internal rollovers." We maintain published rules that describe the procedures necessary to replace another life insurance policy we issued with a Policy. Not all types of other insurance we issue are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

     State law requirements. AGL is subject to the insurance laws and regulations in every jurisdiction in which the Policies are sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

     Variations in expenses or risks. AGL may vary the cost of insurance charges and other terms within the limits of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

HOW WILL MY POLICY BE TREATED FOR INCOME TAX PURPOSES?

     Generally, the death benefit paid under a Policy is not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

     Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply. If your Policy lapses, you may have to pay income tax on a portion of any outstanding loan.

     For further information about the tax consequences of owning a Policy, please read "Tax Effects" starting on page 34.

HOW DO I COMMUNICATE WITH AGL?

     When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

     General. You should mail or express checks and money orders for premium payments and loan repayments directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on the first page of the prospectus.

     You must make the following requests in writing:

     .    transfer of accumulation value;

     .    loan;

     .    full surrender;

     .    partial surrender;

     .    change of beneficiary or contingent beneficiary;

     .    change of allocation percentages for premium payments;

     .    loan repayments or loan interest payments;

     .    change of death benefit option or manner of death benefit payment;

     .    change in specified amount;

     . addition or cancellation of, or other action with respect to, election of a payment option for Policy proceeds;

     .    tax withholding elections; and

     .    telephone transaction privileges.

You should mail or express these requests to the Administrative Center address shown on the first page of this prospectus. You should also communicate notice of each contingent insured's death, and related documentation, to our Administrative Center address shown on the first page of this prospectus.

     We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Administrative Center or from your AGL representative. Each communication must include your name, Policy number and the names of both contingent insureds. We cannot process any requested action that does not include all required information.

     Telephone transactions. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the contingent insureds' and owner's names, and a form of personal identification from the caller. We will mail you a prompt written confirmation of the transaction. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone transfer. Also, if, due to malfunction or other circumstances, your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-888-325-9315.

ILLUSTRATIONS OF HYPOTHETICAL POLICY BENEFITS

     To help explain how our Policy works, we have prepared the following tables:

                                                               PAGE TO SEE
                                                            IN THIS PROSPECTUS
                                                            ------------------
  Death Benefit Option 1--Current Charges.................        30
  Death Benefit Option 1--Guaranteed Maximum Charges......        31

     The tables show how death benefits, accumulation values, and cash surrender values ("Policy benefits") under a sample Policy would change over time if the investment options had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. The tables are for a male non-tobacco user and female non-tobacco user both preferred premium class and issue age 55. An annual premium payment of $_______ for an initial $_______ of specified amount of coverage is assumed to be paid. The illustrations assume no Policy loan has been taken. The differences between the accumulation values and the cash surrender values for the first 10 years in the tables are because of the Policy's surrender charges. As illustrated, this Policy would not be classified as a modified endowment contract (see "Tax Effects" beginning on page 34 for further discussion).

     The tables show a sample Policy with 100% base coverage only. A Policy with supplemental coverage at current charges will over time have lower monthly insurance charges and a higher accumulation value. Your AGL representative can provide you with Policy illustrations specific to you, showing how your selection of base and supplemental coverage, if any, can affect your Policy values under different assumptions.

     Although the tables that follow do not include an example of a Policy with an Option 2 death benefit, such a Policy would have higher death benefits and lower cash surrender values.

     Separate tables are included to show both current and guaranteed maximum charges. The charges assumed in the following tables include:

     . a charge for state premium tax (or a tax charge back if we issued the Policy in Oregon), assumed to be ___% (for both current and guaranteed maximum charges);

     . after we deduct applicable premium taxes (or a tax charge back if we issued the Policy in Oregon), a deduction from the remainder of each premium payment of 5% for each premium we receive during each Policy year. These rates are for both current and guaranteed charges;

     . a daily charge for the first 15 Policy years at an annual effective rate of 0.75% (for both current and guaranteed maximum charges);

     . a daily charge after 15 Policy years at an annual effective rate of 0.50% (for both current and guaranteed maximum charges);

     . a daily charge after 30 Policy years at an annual effective rate of 0.15% (for both current and guaranteed maximum charges);

     . a flat monthly charge of $10 (for both current and guaranteed maximum charges);

     . a monthly charge for each $1,000 of base coverage of $_____ (for both current and guaranteed maximum charges); and

     . the monthly insurance charge (for both current and guaranteed maximum charges).

     The charges assumed by both the current and guaranteed maximum charge tables also include Mutual Fund expenses of ____% of aggregate Mutual Fund assets, which is the arithmetic average of the advisory fees payable with respect to each Mutual Fund plus the arithmetic average of all other operating expenses of each such Fund, after all reimbursements, as reflected on pages 10 - 14 of this prospectus. We expect the reimbursement arrangements to continue in the future. If the reimbursement arrangements were not currently in effect, the arithmetic average of Mutual Fund expenses would equal ____% of aggregate Mutual Fund assets.

     Individual illustrations. We may furnish you with additional illustrations based on other characteristics. These characteristics could include different annual investment returns, your choice of investment options which show your premium payments invested in percentages of your choice, the weighted average of Fund expenses, and other differences you request. If you request illustrations more than once in any Policy year, we may charge $25 for the illustration.

                         PLATINUM INVESTOR SURVIVOR II

                  (TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT)

ANNUAL PREMIUM $ _____                        INITIAL SPECIFIED AMOUNT $_______
                                              DEATH BENEFIT OPTION 1



                            MALE AND FEMALE, AGE 55
                  NON-TOBACCO USERS, PREFERRED PREMIUM CLASS
                           ASSUMING CURRENT CHARGES


                          DEATH BENEFIT               ACCUMULATION VALUE             CASH SURRENDER VALUE
                   ASSUMING HYPOTHETICAL GROSS    ASSUMING HYPOTHETICAL GROSS      ASSUMING HYPOTHETICAL GROSS
END OF             ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF      ANNUAL INVESTMENT RETURN OF
POLICY             ---------------------------    ---------------------------      ----------------------------
 YEAR               0.0%      6.0%       12.0%    0.0%       6.0%       12.0%      0.0%       6.0%        12.0%
-------            -----     ------      -----    -----     ------      -----      -----     ------      ------
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20


THE VALUES WILL CHANGE IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE INVESTMENT RESULTS ARE AN EXAMPLE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                         PLATINUM INVESTOR SURVIVOR II

                   (TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT)

ANNUAL PREMIUM $_____                       INITIAL SPECIFIED AMOUNT $_______
                                            DEATH BENEFIT OPTION 1



                            MALE AND FEMALE, AGE 55
                  NON-TOBACCO USERS, PREFERRED PREMIUM CLASS
                          ASSUMING GUARANTEED CHARGES

                          DEATH BENEFIT               ACCUMULATION VALUE             CASH SURRENDER VALUE
                   ASSUMING HYPOTHETICAL GROSS    ASSUMING HYPOTHETICAL GROSS      ASSUMING HYPOTHETICAL GROSS
END OF             ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF      ANNUAL INVESTMENT RETURN OF
POLICY             ---------------------------    ---------------------------      ----------------------------
 YEAR               0.0%      6.0%       12.0%    0.0%       6.0%       12.0%      0.0%       6.0%        12.0%
-------            -----     ------      -----    -----     ------      -----      -----     ------      ------
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
15
20


THE VALUES WILL CHANGE IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE INVESTMENT RESULTS ARE AN EXAMPLE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

ADDITIONAL INFORMATION

     A general overview of the Policy appears on pages 1 - 31. The additional information that follows gives more details, but generally does not repeat what is set forth above.

                                                                   PAGE TO
                                                                 SEE IN THIS
CONTENTS OF ADDITIONAL INFORMATION                                PROSPECTUS
----------------------------------                               ------------
AGL.............................................................        33
Separate Account VL-R...........................................        33
Tax Effects.....................................................        34
Voting Privileges...............................................        40
Your Beneficiary................................................        41
Assigning Your Policy...........................................        41
More About Policy Charges.......................................        41
Effective Date of Policy and Related Transactions...............        42
More About the Death Benefit....................................        44
More About Our Declared Fixed Interest Account Option...........        45
Distribution of the Policies....................................        46
Payment of Policy Proceeds......................................        47
Adjustments to Death Benefit....................................        49
Additional Rights That We Have..................................        49
Performance Information.........................................        50
Our Reports to Policy Owners....................................        51
AGL's Management................................................        51
Principal Underwriter's Management..............................        54
Legal Matters...................................................        55
Accounting and Auditing Experts.................................        55
Actuarial Expert................................................        55
Services Agreements.............................................        55
Certain Potential Conflicts.....................................        56

     Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of this prospectus (pages 58 and 59, which follow all of the financial pages). That index will tell you on what page you can read more about many of the words and phrases that we use.

AGL

     We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American General Corporation (formerly American General Insurance Company), a diversified financial services holding company engaged primarily in the insurance business. American General Financial Group is the marketing name of American General Corporation and its subsidiaries. The commitments under the Policies are AGL's, and American General Corporation has no legal obligation to back those commitments.

     On May 11, 2001, American General Corporation, the parent of AGL, announced that it had terminated its previously announced merger agreement with London-based Prudential plc, and concurrently agreed to be acquired by American International Group, Inc. American International Group, Inc. is one of the world's leading insurance and financial services organizations and the largest underwriter of commercial and industrial insurance in the United States. It is currently anticipated that the transaction, which is subject to approval by American General Corporation shareholders, regulatory approvals and other customary conditions, will close by the end of 2001.

     AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

SEPARATE ACCOUNT VL-R

     We hold the Mutual Fund shares in which any of your accumulation value is invested in Separate Account VL-R. Separate Account VL-R is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the separate account on May 6, 1997 under Texas law.

     For record keeping and financial reporting purposes, Separate Account VL-R is divided into 65 separate "divisions," 41 of which correspond to the 41 variable "investment options" available since the inception of the Policy. The remaining 24 divisions, and some of these 41 divisions, represent investment options available under other variable life policies we offer. We hold the Mutual Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option.

     The assets in Separate Account VL-R are our property. The assets in Separate Account VL-R would be available only to satisfy the claims of owners of the Policies, to the extent they have allocated their accumulation value to Separate Account VL-R. Our other creditors could reach only those Separate Account VL-R assets (if any) that are in excess of the amount of our reserves and other contract liabilities under the Policies with respect to Separate Account VL-R.

TAX EFFECTS

     This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The tax consequences for corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

     General. The Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") and (b) for as long as the investments made by the underlying Mutual Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policy will meet these requirements and that:

     . the death benefit received by the beneficiary under your Policy will not be subject to federal income tax; and

     . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

     Although AGL believes that the Policies are in compliance with Section 7702 of the Code, the manner in which Section 7702 should be applied to certain features of a last survivor life insurance policy is not directly addressed by
Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether survivor life insurance policies, like the Platinum Investor Survivor II Policies, will meet the Section 7702 definition of a life insurance contract.

     The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract,"as you can see from the following discussion. In all cases, however, the character of all income that is described as taxable to the payee will be ordinary income (as opposed to capital gain).

     Testing for modified endowment contract status. The Code provides for a "seven-pay test." This test determines if your Policy will be a "modified endowment contract."

     If, at any time during the first seven Policy years:

     .  you have paid a cumulative amount of premiums;

     . the cumulative amount exceeds the premiums you would have paid by the same time under a similar fixed-benefit life insurance policy; and

     . the fixed benefit policy was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits ("paid-up" means no future premium payments are required) after the payment of seven level annual premiums;

then your Policy will be a modified endowment contract.

     Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount of coverage, and certain other changes.

     If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount that you request or that results from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract.

     A life insurance policy that is received in a tax free 1035 exchange for a modified endowment contract will also be considered a modified endowment contract.

     Other effects of Policy changes. Changes made to your Policy (for example, a decrease in specified amount that you request or that results from a partial surrender that you request) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

     Rider benefits. The premium payments and any death benefits to be paid under any term insurance rider you may purchase under your Policy will not disqualify your Policy as life insurance for tax purposes. However, a term rider may be determined to constitute a "qualified additional benefit" as that term is defined in Section 7702 of the Internal Revenue Code. The death benefit to be paid under a rider that is a "qualified additional benefit" will not be treated as a future benefit of the Policy for tax purposes. The premium payments for the same rider, however, will be treated as future benefits for purposes of compliance with Section 7702. You should consult a qualified tax adviser regarding any term rider you may purchase.

     Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the contingent insureds' lifetime and not as a modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the Policy loan generally will not be tax deductible.

     After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, however, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

     On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to federal income tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

     Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy while either contingent insured is still living will be taxed on an "income-first" basis. Distributions:

     . include loans (including any increase in the loan amount to pay interest on an existing loan, or an assignment or pledge to secure a loan) and partial surrenders;

     . will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy; and

     . have their taxability determined by aggregating all modified endowment contracts issued by the same insurer (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year.

     For modified endowment contracts, your basis:

     .  is similar to the basis described above for other policies; and

     . will be increased by the amount of any prior loan under your Policy that was considered taxable income to you.

     A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply:

     .  to taxpayers 59 1/2 years of age or older;

     .  in the case of a disability (as defined in the Code); or

     . to distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

     If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

     Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

     Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

     Taxation of Exchange Option. You can split the policy into two other single life insurance policies under some circumstances. A policy split could have adverse tax consequences if it is not treated as a nontaxable exchange under Section 1035 of the Code. This could include, among other things, recognition as taxable income an amount up to any gain in the Policy at the time of the exchange.

     Diversification. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the last surviving contingent insured died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account VL-R, through the Mutual Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Mutual Funds, we will enter into agreements with them requiring the Mutual Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

     The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Mutual Funds within Separate Account VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account VL-R.

     Estate and generation skipping taxes. If the last surviving contingent insured is the Policy's owner, the death benefit under the Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the last surviving contingent insured, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. The federal estate tax is integrated with the federal gift tax under a unified rate schedule and unified credit. The Taxpayer Relief Act of 1997 gradually raises the value of the credit to $1,000,000. In 2001, the value of the unified credit is $675,000. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

     On May 26, 2001, our Congress passed legislation which gradually phases out the estate tax between the years 2002 and 2010. However, if Congress does not take further action, the current estate tax rules will automatically be reinstated in 2011. During this phase out period between 2002 and 2010, the estate tax continues with the exemption amount increasing from $1 million in 2002 up to $3.5 million in 2009. During this same time period, the top estate tax rate gradually decreases from 50% in 2002 down to 45% in 2007 and later years.

     As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

     The particular situation of each Policy owner, contingent insured or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

     Life insurance in split dollar arrangements. The IRS has released a technical advice memorandum ("TAM") on the taxability of insurance policies used in certain split dollar arrangements. A TAM provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specified set of facts and a specified taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

     The Internal Revenue Service ("IRS") recently issued Notice 2001-10 in an effort to clarify its position and provide guidance regarding split-dollar life insurance arrangements. As part of this Notice, the IRS concluded that the P.S. 58 rates, which have been used to determine the fair market value of life insurance protection, are no longer appropriate and may not be used after December 31, 2001. The Notice indicates that in 2002, the rate table issued under section 79 of the Code must be used to reflect the economic value of the life insurance protection in split dollar arrangements. The parties to a split dollar arrangement also may elect to use published alternate term rates, provided by the issuing insurance company, if the parties comply with certain new conditions.

     In cases of reverse split dollar or equity split dollar arrangements, the IRS has also stated that an employee will be taxed on the value of any economic benefit above and beyond the employer's investment in the contract. We urge you to contact your tax adviser regarding the federal income tax consequences of split dollar arrangements or reverse split dollar arrangements as a result of the recent IRS Notice 2001-10.

     Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

     The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan.

     There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

     Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with both contingent insureds' consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

     ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

     Our taxes. We report the operations of Separate Account VL-R in our federal income tax return, but we currently pay no income tax on Separate Account VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable universal life insurance policy reserves. We currently make no charge to any Separate Account VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account VL-R for income taxes we incur that are allocable to the Policy.

     We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account VL-R or allocable to the Policy.

     Certain Mutual Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

     When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

     In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of 30% of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

     Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. Congress recently passed tax legislation on May 26, 2001 which modified the existing estate tax law. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the contingent insureds or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

VOTING PRIVILEGES

     We are the legal owner of the Funds' shares held in Separate Account VL-R. However, you may be asked to instruct us how to vote the Fund shares held in the various Mutual Funds that are attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

     We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through Separate Account VL-R.

     If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

     In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to policy owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

YOUR BENEFICIARY

     You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the lifetime of either contingent insured unless your previous designation of beneficiary provides otherwise. In this case the previous beneficiary must give us permission to change the beneficiary and then we will accept your instructions. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the last surviving contingent insured dies, we will pay the insurance proceeds to the owner or the owner's estate.

ASSIGNING YOUR POLICY

     You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

MORE ABOUT POLICY CHARGES

     Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

     . mortality risks (such as the risk that contingent insureds will, on average, die before we expect, thereby increasing the amount of claims we must pay);

     . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

     . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and

     . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

     The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the last surviving contingent insured dies.

     If the charges that we collect from the Policy exceed our total costs in connection with the Policy, we will earn a profit. Otherwise we will incur a loss.

     Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

     Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer the Platinum Investor Survivor II Policy for sale in situations which, under current law, require gender-neutral premiums or benefits.

     Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. See "Monthly insurance charge" on page 8.

     Certain arrangements. Most of the distributors or advisers of the Mutual Funds listed on page 1 of this prospectus make certain payments to us, on a quarterly basis, for certain administrative, Policy, and policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit. These amounts are paid by the distributors or the advisers, and will not be paid by the Mutual Funds, the divisions or Policy owners. No payments have yet been made under these arrangements, because the number of Policies issued does not require a payment.

EFFECTIVE DATE OF POLICY AND RELATED TRANSACTIONS

     Valuation dates, times, and periods. We compute values under a Policy on each day that the New York Stock Exchange is open for business. We call each such day a "valuation date" or a "business day."

     We compute policy values as of 3:00 p.m., Central time, on each valuation date. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period."

     Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order at any of the addresses shown on the first page of this prospectus. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date.

     Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the contingent insureds' premium classes should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the contingent insureds' health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $300,000 provided the contingent insureds meet certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited Temporary Life Insurance Agreement." You can obtain a copy from our Administrative Center by writing to the address shown on the first page of this prospectus or from your AGL representative.

     Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign an appropriate premium class. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "Date of Issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the contingent insureds, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

     Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

     Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

     Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

     . Increases you request in the specified amount of insurance, reinstatements of a Policy that has lapsed, and changes in death benefit option take effect on the Policy's monthly deduction day on or next following our approval of the transaction;

     . In most states, we may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

     . If you exercise the right to return your Policy described on the second page of this prospectus, your coverage will end when you deliver it to your AGL representative or if you mailed it to us, the day it is postmarked; and

     . If you pay a premium in connection with a request which requires our approval, your payment will be applied when received rather than following the effective date of the change requested so long as your coverage is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your request, no premium will be refunded to you except to the extent necessary to cure any violation of the maximum premium limitations under the Code. We will not apply this procedure to premiums you pay in connection with reinstatement requests.

MORE ABOUT THE DEATH BENEFIT

     Base coverage and supplemental coverage. The amount of insurance coverage you select at the time you apply to purchase a Policy is called the specified amount. The specified amount is the total of two types of coverage: your "base coverage" and "supplemental coverage," if any, that you select. You can choose to have only base coverage. You decide how much base coverage and how much supplemental coverage you want, as long as the total is not less than the minimum of $500,000 and at least 10% of the total is base coverage when you purchase the Policy. You can use the mix of base and supplemental coverage to emphasize your own objectives.

     Whenever you decrease the specified amount, we will reduce your base and supplemental coverages in the order set forth beginning on page 18 under "Decrease in Coverage", as long as at least 10% of the total is base coverage. A partial surrender will reduce the specified amount. In this case, we will deduct any surrender charge that applies to the decrease in base coverage, but not to the decrease in supplemental coverage. You can change the percentage of base coverage when you increase the specified amount but at least 10% of the total specified amount after the increase must be base coverage.

     Here are the features about supplemental coverage that differ from base coverage:

     .    Supplemental coverage has no surrender charges;

     . The four year monthly expense charge does not apply to supplemental coverage; and

     . The monthly insurance charge for supplemental coverage is always equal to or less than the monthly insurance charge for an equivalent amount of base coverage.

     Generally, if you choose supplemental coverage instead of base coverage, you will reduce your total charges and increase your accumulation value on a current charge basis. The more supplemental coverage you elect, the greater will be the amount of the reduction in charges and increase in accumulation value, on a current charge basis. Keep in mind, however, that our guarantee of a minimum death benefit will require a higher monthly guarantee premium for the first 5 Policy years if supplemental coverage is included. Therefore, before deciding how much, if any, supplemental coverage you should have, you should discuss with your AGL representative what you believe to be your own objectives. Your representative can provide you with further information and Policy illustrations showing how your selection of base and supplemental coverage can affect your Policy values under different assumptions. You can then decide what is to be your initial mix of base and supplemental coverage.

     Increases after age 90. We allow you to increase your supplemental coverage after the older contingent insured reaches age 90 and until the younger contingent insured reaches age 99 (or would have reached age 99, if deceased), but only under certain conditions:

     .    Increases are allowed only if you have financed the Policy's premiums.

     . Increases cannot result in a specified amount greater than the amount we approve through underwriting at the time the Policy is issued.

     . You must purchase the return of premium death benefit rider when the Policy is issued and keep the rider in force at all times.

     . You may be required to purchase additional base coverage because you must still maintain at least 10% of your specified amount as base coverage.

MORE ABOUT OUR DECLARED FIXED INTEREST ACCOUNT OPTION

     Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared fixed interest account option. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account or our declared fixed interest account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our declared fixed interest account option. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our declared fixed interest account option, but it will always be at an effective annual rate of at least 4%.

     Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our declared fixed interest account option. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our declared fixed interest account option will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

DISTRIBUTION OF THE POLICIES

     American General Distributors, Inc. ("AGDI") is the principal underwriter and distributor of the Policies. AGDI is an affiliate of AGL. In the states of Florida and Illinois, AGDI is known as American General Financial Distributors of Florida, Inc. and American General Financial Distributors of Illinois, Inc., respectively. AGDI's principal office is at 2929 Allen Parkway, Houston, Texas 77019. AGDI was organized as a Delaware corporation on June 24, 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the National Association of Securities Dealers, Inc. ("NASD"). AGDI is also the principal underwriter for AGL's Separate Accounts A and D, as well as the underwriter for various separate accounts of other AGL affiliates. These separate accounts are registered investment companies. AGDI, as the principal underwriter and distributor, is not paid any fees on the Policies.

     We and AGDI have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of the NASD.

     We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. The compensation may vary with the sales agreement, but is generally not expected to exceed:

     . 85% of the premiums received in the first Policy year up to a "target" amount;

     . 3% of the premiums up to the target amount received in each of Policy years two through 10;

     . 3% of the premiums in excess of the target amount received in any of Policy years one through 10;

     . 0.20% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years one through 30; and

     . 0.10% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options after Policy year 30.

     We may pay additional compensation in the event a representative, a broker-dealer or bank reaches certain premium production levels.

     The target amount is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable. For this purpose, we exclude any supplemental coverage and, therefore, the target premium is reduced proportionately by the amount of supplemental coverage.

     Commissions payable to broker-dealers and registered representatives for sales of the Policies are calculated based on the total premium payments for both the base and supplemental coverage. The commissions vary depending on the ratio of premium necessary for the base and supplemental coverage. The same amount of premium will result in the highest commission when there is no supplementary coverage. The commissions decline as the portion of the specified amount allocated to supplementary coverage increases. The lowest commission amount is payable when you choose the maximum amount of supplementary coverage.

     The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

     We pay a comparable amount of compensation to the broker-dealers or banks with respect to any increase in the specified amount of coverage that you request. In addition, we may pay broker-dealers or banks expense allowances, bonuses, wholesaler fees and training allowances.

     We pay the compensation directly to any selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described beginning on page 7. Each broker-dealer firm or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

     We sponsor a non-qualified deferred compensation plan ("Plan") for our insurance agents. Some of our agents are registered representatives of our subsidiary broker-dealer American General Securities Incorporated and sell the Policies. These agents may, subject to regulatory approval, receive benefits under the Plan when they sell the Policies. The benefits are deferred and the Plan terms may result in the agent never receiving the benefits. The Plan provides for a varying amount of benefits annually. We have the right to change the Plan in ways that affect the amount of benefits earned each year.

PAYMENT OF POLICY PROCEEDS

     General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

     Delay of declared fixed interest account option proceeds. We have the right, however, to defer payment or transfers of amounts out of our declared fixed interest account option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

     Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

     Delay of Separate Account VL-R proceeds. We reserve the right to defer payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account VL-R, if:

     . the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted;

     . an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the accumulation value; or

     .    the SEC by order permits the delay for the protection of owners.

     Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

     Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

     . We cannot challenge the Policy after it has been in effect, during either contingent insured's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in another way. Some states may also require that we calculate the amount we are required to pay in another way.)

     . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during either contingent insured's lifetime.

     . We cannot challenge an additional benefit rider that provides benefits if either contingent insured becomes totally disabled, after two years from the later of the Policy's date of issue or the date the additional benefit rider becomes effective.

ADJUSTMENTS TO DEATH BENEFIT

     Suicide. If either contingent insured commits suicide during the first two Policy years, we will limit the death benefit proceeds to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

     A new two year period begins if you increase the specified amount. You can increase the specified amount only if both contingent insureds are living at the time of the increase. In this case, if either contingent insured commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

     Some states require that we compute these periods for noncontestability differently following a suicide.

     Wrong age or gender. If the age or gender of either contingent insured was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

     Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the last surviving contingent insured died during a grace period.

ADDITIONAL RIGHTS THAT WE HAVE

     We have the right at any time to:

     . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

     . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

     . end the automatic rebalancing feature if your accumulation value falls below $5,000;

     .    change the underlying Mutual Fund that any investment option uses;

     . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another;

     . operate Separate Account VL-R under the direction of a committee or discharge such a committee at any time;

     .    change our underwriting and premium class guidelines;

     . operate Separate Account VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

     . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

     You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek policy owner approval.

PERFORMANCE INFORMATION

     From time to time, we may quote performance information for the divisions of Separate Account VL-R in advertisements, sales literature, or reports to owners or prospective investors.

     We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Funds in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges.

     We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

     Performance information for any division reflects the performance of a hypothetical Policy and is not illustrative of how actual investment performance would affect the benefits under your Policy. You should not consider such performance information to be an estimate or guarantee of future performance.

OUR REPORTS TO POLICY OWNERS

     Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

AGL'S MANAGEMENT

     The directors, executive officers, and (to the extent responsible for variable life operations) the other principal officers of AGL are listed below.

NAME                             BUSINESS EXPERIENCE WITHIN PAST FIVE YEARS
----                             ------------------------------------------
Rodney O. Martin, Jr.            Director of American General Life Insurance
                                 Company since August 1996. Chairman of the
                                 Board and CEO of American General Life
                                 Insurance Company since April 2000. President and CEO (August 1996 - July 1998). President of
                                 American General Life Insurance Company of New
                                 York (November 1995 - August 1996).

Donald W. Britton                Director of the Board of American General Life
                                 Insurance Company since April 1999. President of American General Life Insurance Company since April 2000. President of First Colony
                                 Life, Lynchburg, Virginia (1996 - April 1999).

David A. Fravel                  Director of American General Life Insurance
                                 Company since November 1996. Elected Executive
                                 Vice President in April 1998. Previously held position of Senior Vice President of American
                                 General Life Insurance Company since November
                                 1996. Senior Vice President of Massachusetts
                                 Mutual, Springfield, Missouri (March 1996 -
                                 June 1996).

David L. Herzog                  Director, Executive Vice President and Chief
                                 Financial Officer of American General Life
                                 Insurance Company since March 2000. Vice
                                 President of General American, St. Louis,
                                 Missouri (June 1991 - February 2000).

John V. LaGrasse                 Director of American General Life Insurance
                                 Company since August 1996. Chief Technology
                                 Officer of American General Life Insurance
                                 Company since April 2000. Elected Executive
                                 Vice President in July 1998. Previously held position of Senior Vice President of American
                                 General Life Insurance Company since August
                                 1996. Director of Citicorp Insurance Services,
                                 Inc., Dover, Delaware (1986 - 1996).

NAME                             BUSINESS EXPERIENCE WITHIN PAST FIVE YEARS
----                             ------------------------------------------
Thomas M. Zurek                  Director and Executive Vice President of
                                 American General Life Insurance Company since
                                 April 1999. Elected General Counsel in December
                                 1998. Previously held various positions with American General Life Insurance Company including Senior Vice President since December
                                 1998 and Vice President since October 1998. In
                                 February 1998 named as Senior Vice President and Deputy General Counsel of American General
                                 Corporation. Attorney Shareholder with
                                 Nyemaster, Goode, Voigts, West, Hansell &
                                 O'Brien, Des Moines, Iowa (June 1992 - February
                                 1998).

Royce G. Imhoff, II              Director of American General Life Insurance
                                 Company since November 1997. Previously held various positions with American General Life
                                 Insurance Company including Vice President since August 1996.

Gary D. Reddick                  Director of American General Life Insurance
                                 Company since April 2001. Executive Vice
                                 President of American General Life Insurance
                                 Company since April 1998. Vice Chairman since
                                 July 1997 and Executive Vice President -
                                 Administration of The Franklin Life Insurance
                                 Company since February 1995.

Paul L. Mistretta                Executive Vice President of American General
                                 Life Insurance Company since July 1999. Senior
                                 Vice President of First Colony Life Insurance,
                                 Lynchburg, Virginia (1992 - July 1999).

Don M. Ward                      Executive Vice President of American General
                                 Life Insurance Company since April 2000. Senior
                                 Vice President of American General Life
                                 Insurance Company since February 1998. Vice
                                 President of Pacific Life Insurance Company,
                                 Newport Beach, CA (1991 - February 1998).

Wayne A. Barnard                 Senior Vice President of American General Life
                                 Insurance Company since November 1997.
                                 Previously held various positions with American
                                 General Life Insurance Company including Vice
                                 President since February 1991.

Robert M. Beuerlein              Senior Vice President and Chief Actuary of
                                 American General Life Insurance Company since
                                 September 1999. Previously held position of Vice President of American General Life
                                 Insurance Company since December 1998.
                                 Director, Senior Vice President and Chief
                                 Actuary of The Franklin Life Insurance Company,
                                 Springfield, Illinois (January 1991 - June
                                 1999).

NAME                             BUSINESS EXPERIENCE WITHIN PAST FIVE YEARS
----                             ------------------------------------------
David J. Dietz                   Senior Vice President - Corporate Markets Group
                                 of American General Life Insurance Company since January 1999. President and Chief
                                 Executive Officer - Individual Insurance
                                 Operations of The United States Life Insurance
                                 Company in the City of New York since September
                                 1997. President of Prudential Select Life,
                                 Newark, New Jersey (August 1990 - September
                                 1997).

William Guterding                Senior Vice President of American General Life
                                 Insurance Company since April 1999. Senior Vice
                                 President and Chief Underwriting Officer of The
                                 United States Life Insurance Company in the
                                 City of New York since October 1980.

Robert F. Herbert, Jr.           Senior Vice President and Treasurer of American
                                 General Life Insurance Company since May 1996, and Controller since February 1991.

Simon J. Leech                   Senior Vice President of American General Life
                                 Insurance Company since July 1997. Previously held various positions with American General
                                 Life Insurance Company since 1981, including
                                 Director of Policy Owners' Service Department in 1993, and Vice President - Policy
                                 Administration in 1995.

Mark R. McGuire                  Senior Vice President of American General Life
                                 Insurance Company since April 2001. Vice
                                 President of American General Life Companies
                                 (2000 - March 2001). Vice President of The
                                 Franklin Life Insurance Company (1997 - 2000).
                                 Previously held various positions with American
                                 General Life Insurance Company since August
                                 1988, including Director of Work Site Marketing
                                 Administration (1996 - 1997), and Director of
                                 Annuity Administration (1994 - 1996).

Roy V. Washington                Senior Vice President and Chief Compliance
                                 Officer of American General Life Insurance
                                 Company since April 2001. Senior Vice President and Chief Compliance Officer of American
                                 General Life Companies since May 2000. Vice
                                 President of Lincoln National Life, Fort Wayne,
                                 Indiana (June 1996 - May 2000). Legal Counsel of Lincoln National Life, Fort Wayne, Indiana
                                 (August 1994 - June 1996).

The principal business address of each person listed above is our Home Office; except that the street number for Messrs. Fravel, LaGrasse, Leech, Martin, Herzog, Imhoff, Britton, Mistretta, Barnard, Reddick and Zurek is 2929 Allen Parkway, the street number for Messrs. Ward and Washington is 2727 Allen Parkway, and the street number for Messrs. Dietz and Guterding is 390 Park Ave, 5/th/ Floor, New York, New York.

PRINCIPAL UNDERWRITER'S MANAGEMENT

The directors and principal officers of the principal underwriter are:

                                                POSITION AND OFFICES
                                                  WITH UNDERWRITER,
NAME AND PRINCIPAL                                AMERICAN GENERAL
BUSINESS ADDRESS                                  DISTRIBUTORS, INC.
------------------                              ---------------------
Robert P. Condon                        Director and Chairman,
2929 Allen Parkway                      Chief Executive Officer and President
Houston, TX 77019

Mary L. Cavanaugh                       Director and Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

David H. den Boer                       Director, Senior Vice President,
2929 Allen Parkway                      and Secretary
Houston, TX 77019

Jennifer D. Cobbs                       Executive Vice President
2929 Allen Parkway
Houston, TX 77019

Krien VerBerkmoes                       Chief Compliance Officer
2929 Allen Parkway
Houston, TX 77019

John Reiner                             Chief Financial Officer and Treasurer
2929 Allen Parkway
Houston, TX 77019

Robyn Galerston                         Assistant Vice President -
2919 Allen Parkway                      Sales Literature Review
Houston, TX 77019

D. Lynne Walters                        Tax Officer
2929 Allen Parkway
Houston, TX 77019

Pauletta P. Cohn                        Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Lauren W. Jones                         Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

                                                POSITION AND OFFICES
                                                  WITH UNDERWRITER,
NAME AND PRINCIPAL                                AMERICAN GENERAL
BUSINESS ADDRESS                                  DISTRIBUTORS, INC.
------------------                              ---------------------
Daniel R. Cricks                        Assistant Tax Officer
2929 Allen Parkway
Houston, TX 77019

James D. Bonsall                        Assistant Treasurer
2929 Allen Parkway
Houston, TX  77019


LEGAL MATTERS

     We are not involved in any legal proceedings that would be considered material with respect to a policy owner's interest in Separate Account VL-R. Pauletta P. Cohn, Esquire, Deputy General Counsel of the American General Life Companies, an affiliate of AGL, has opined as to the validity of the Policies.

ACCOUNTING AND AUDITING EXPERTS
[TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT]

     The consolidated balance sheets of AGL as of December 31, 2000 and 1999 and the related consolidated statements of income, statements of comprehensive income, statements of shareholders' equity, and statements of cash flows for the years ended December 31, 2000, 1999 and 1998 included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere in this prospectus, and are included in this prospectus in reliance upon such reports of Ernst & Young LLP given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young LLP is One Houston Center, 1221 McKinney, Suite 2400, Houston, Texas 77010-2007.

ACTUARIAL EXPERT

     Actuarial matters have been examined by Robert M. Beuerlein who is Senior Vice President and Chief Actuary of AGL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

SERVICES AGREEMENTS

     American General Life Companies ("AGLC") is party to an existing general services agreement with AGL. AGLC, an affiliate of AGL, is a business trust established in Delaware on December 30, 2000. Prior to that date, AGLC was a Delaware corporation. Pursuant to this agreement, AGLC provides services to AGL, including most of the administrative, data processing, systems, customer services, product development, actuarial, auditing, accounting and legal services for AGL and the Policies.

     We have entered into various services agreements with most of the advisers or administrators for the Mutual Funds. We receive fees for the administrative services we perform. These fees do not result in any additional charges under the Policies that are not described under "What charges will AGL deduct from my investment in a Policy?"

     We have entered into a services agreement with PIMCO Variable Insurance Trust under which we receive fees paid directly by this Mutual Fund for services we perform.

CERTAIN POTENTIAL CONFLICTS

     The Mutual Funds sell shares to separate accounts of insurance companies (and may sell shares to certain qualified plans), both affiliated and not affiliated with AGL. We currently do not foresee any disadvantages to you arising out of such sales. Differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict. For example, violation of the federal tax laws by one separate account investing in the Funds could cause the contracts funded through another separate account to lose their tax-deferred status, unless remedial action were taken. However, each Mutual Fund has advised us that its board of trustees (or directors) intends to monitor events to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that a Fund's response to any such event insufficiently protects our policy owners, we will see to it that appropriate action is taken to do so as well as report any material irreconcilable conflicts that we know exist to each Mutual Fund as soon as a conflict arises. If it becomes necessary for any separate account to replace shares of any Mutual Fund in which it invests, that Fund may have to liquidate securities in its portfolio on a disadvantageous basis.

                              FINANCIAL STATEMENTS

[TO BE FILED BY PRE-EFFECTIVE AMENDMENT]

     The financial statements of AGL contained in this prospectus should be considered to bear only upon the ability of AGL to meet its obligations under the Policies. They should not be considered as bearing upon the investment experience of Separate Account VL-R. No financial statements of Separate Account VL-R are included because, at the date of this prospectus, none of the 41 divisions of Separate Account VL-R were available under the Policies.

                                                                   PAGE TO
CONSOLIDATED FINANCIAL STATEMENTS OF                             SEE IN THIS
AMERICAN GENERAL LIFE INSURANCE COMPANY                           PROSPECTUS
---------------------------------------                          -----------
Report of Ernst & Young LLP Independent Auditors................     F-1
Consolidated Balance Sheets as of December 31, 2000 and 1999....     F-2

                                                                   PAGE TO
CONSOLIDATED FINANCIAL STATEMENTS OF                             SEE IN THIS
AMERICAN GENERAL LIFE INSURANCE COMPANY                           PROSPECTUS
---------------------------------------                          -----------
Consolidated Statements of Income for the years ended
  December 31, 2000, 1999 and 1998..............................     F-4
Consolidated Statements of Shareholder's Equity for the years
  ended December 31, 2000, 1999 and 1998........................     F-5
Consolidated Statements of Comprehensive Income
  for the years ended December 31, 2000, 1999, and 1998.........     F-6
Consolidated Statements of Cash Flows for the years
  ended December 31, 2000, 1999 and 1998........................     F-7
Notes to Consolidated Financial Statements......................     F-8

INDEX OF WORDS AND PHRASES

This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                                                             PAGE TO
                                                           SEE IN THIS
DEFINED TERM                                                PROSPECTUS
------------                                                -----------
accumulation value........................................      6
Administrative Center.....................................      1, 4
AGLC......................................................      55
AGL.......................................................      33
amount at risk............................................      8
automatic rebalancing.....................................      6
base coverage.............................................      14, 44
basis.....................................................      36
beneficiary...............................................      41
cash surrender value......................................      22
cash value accumulation test..............................      15
close of business.........................................      43
Code......................................................      34
contingent insured........................................      4
cost of insurance rates...................................      42
daily charge..............................................      7
date of issue.............................................      43
death benefit.............................................      14
declared fixed interest account option....................      45
dollar cost averaging.....................................      5
full surrender............................................      22
Fund, Funds...............................................      1
guideline premium test....................................      15
investment option.........................................      1, 33
lapse.....................................................      16
last surviving contingent insured.........................      4
loan, loan interest.......................................      22
maturity, maturity date...................................      25
modified endowment contract...............................      26
monthly deduction day.....................................      43
monthly guarantee premium.................................      16
monthly insurance charge..................................      8
Mutual Fund...............................................      2

                                                             PAGE TO
                                                           SEE IN THIS
DEFINED TERM                                                PROSPECTUS
------------                                                -----------
Option 1, Option 2........................................      14
planned periodic premium..................................      16
Policy....................................................      1
Policy loan...............................................      23
Policy month, year........................................      43
premium payments..........................................      5
reinstate, reinstatement..................................      16
SEC.......................................................      2
separate account..........................................      33
Separate Account VL-R.....................................      1, 33
seven-pay test............................................      35
specified amount..........................................      14
surrender.................................................      22
telephone transactions....................................      28
transfers.................................................      17
uninsurable...............................................      26
valuation date, period....................................      42
variable investment option................................      1


     We have filed a registration statement relating to Separate Account VL-R and the Policy with the SEC. The registration statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus. If you would like the additional information, you may obtain it from the SEC's Website at http://www.sec.gov or main office in Washington, D.C. You will have to pay a fee for the material.

     You should rely only on the information contained in this prospectus or sales materials we have approved. We have not authorized anyone to provide you with information that is different. The policies are not available in all states. This prospectus is not an offer in any state to any person if the offer would be unlawful.

PART II

(OTHER INFORMATION)


UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

     American General Life Insurance Company's Bylaws provide in Article VII for indemnification of directors, officers and employees of the Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

     American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

The facing sheet.
Cross-Reference Table.
Prospectus, consisting of __ pages of text.
The undertaking to file reports.
The Rule 484 undertaking.
Representation pursuant to Section 26(e)(2)(A).
The signatures.
Written Consents of the following persons:

     None for initial S-6 filing.

The following exhibits:

     1.  Exhibits required by Article IX, paragraph A of Form N-8B-2:

          (1)(a) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (1)

             (b) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of variable life insurance standards of suitability and conduct. (1)

          (2)        Not applicable.

          (3)(a) Form of Distribution Agreement between American General Life Insurance Company and American General Distributors, Inc. (16)

             (b)(i)  Form of Selling Group Agreement. (16)

                (ii) Form of Selling Group Agreement, Schedule A (identifying the policy offered) and Schedule B (describing the commissions paid). (14)

             (c) Schedule of Commissions (incorporated by reference from the text included under the heading "Distribution of the Policies" in the prospectus that is filed as part of this Registration Statement).

          (4)        Not applicable.

          (5) Specimen form of the "Platinum Investor(SM) Survivor II" Last Survivor Flexible Premium Variable Universal Life Insurance Policy (Policy Form No. 01206). (Filed herewith)

          (6)(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

             (b) Bylaws of American General Life Insurance Company, adopted January 22, 1992. (3)

             (c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

          (7)         Not applicable.

          (8)(a)(i) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

                (ii) Form of Amendment Four to Participation Agreement by and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (20)

             (b)(i) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company.
                      (10)

                (ii) Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company dated as of July 21, 1998. (8)

                (iii) Form of Amendment Two to Participation Agreement by and
                      between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (15)

                (iv) Form of Amendment Three to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (16)

             (c)(i) Form of Participation Agreement Between American General Life Insurance Company and Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (6)

                (ii) Amendment One to Participation Agreement by and among American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. dated December 1, 1998. (8)

             (d)(i) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

                (ii) Form of Amendment Five to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (15)

                (iii) Form of Amendment Six to Participation Agreement by and
                      among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (20)

             (e)(i) Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP, Van Kampen American Capital Distributors, Inc., American General Life Insurance Company and American General Securities Incorporated. (9)

                (ii)  Amendment Number 1 to Participation Agreement among
                      Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP, Van Kampen American Capital Distributors, Inc., American General Life Insurance Company and American General Securities Incorporated. (11)

                (iii) Form of Amendment Seven to Participation Agreement
                      among Morgan Stanley Universal Funds, Inc., Van Kampen American Capital Distributors, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd, LLP, American General Life Insurance Company and American General Securities Incorporated. (16)

                (iv) Form of Amendment Eight to Participation Agreement among Morgan Stanley Universal Funds, Inc., Van Kampen American Capital Distributors, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd, LLP, American General Life Insurance Company and American General Securities Incorporated. (20)

             (f) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

             (g)(i) Form of Participation Agreement Among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resources Series Trust and SAFECO Securities, Inc. (6)

                (ii) Form of Amendment Four to Participation Agreement among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resource Series Trust and SAFECO Securities, Inc. (16)

                (iii) Form of Amendment Five to Participation Agreement among
                      American General Life Insurance Company, American General Securities Incorporated, SAFECO Resource Series Trust and SAFECO Securities, Inc. (20)

             (h)(i) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

                (ii) Amendment One to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

                (iii) Form of Amendment Six to Amended and Restated
                      Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management Inc., American General Life Insurance Company and American General Securities Incorporated. (16)

                (iv) Form of Amendment Seven to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management Inc., American General Life Insurance Company and American General Securities Incorporated. (20)

             (i) Form of Administrative Services Agreement between American General Life Insurance Company and fund distributor. (5)

             (j) Form of Administrative Services Agreement between American General Life Insurance Company, Miller Anderson & Sherrard LLP and Morgan Stanley Dean Witter Investment Management Inc. (14)

             (k) Form of Administrative Services Agreement between American General Life Insurance Company and SAFECO Asset Management Company. (14)

             (l) Form of Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company dated January 1, 2000. (13)

             (m) Form of Services Agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies. (7)

             (n) Administrative Services Agreement dated as of June 1, 1998, between American General Life Insurance Company and AIM Advisors, Inc. (4)

             (o)(i) Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation. (4)

                (ii) Amendment to Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and the Dreyfus Corporation effective as of December 1, 1998. (4)

             (p) Form of Participation Agreement by and between American General Life Insurance Company, Ayco Asset Management and Ayco Series Trust. (15)

             (q) Form of Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (15)

             (r) Form of Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company.
                      (15)

             (s) Form of Participation Agreement by and between American General Life Insurance Company and J. P. Morgan Series Trust II. (15)

             (t) Form of Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (15)

             (u) Form of Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributor LLC. (15)

             (v) Form of Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (15)

             (w) Form of Participation Agreement by and between American General Life Insurance Company, Warburg Pincus Trust, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc. (15)

             (x) Form of Administrative Services Agreement by and between Ayco Asset Management and American General Life Insurance Company. (15)

             (y) Form of Service Contract by and between Fidelity Distributors Corporation and American General Life Insurance Company. (15)

             (z) Form of Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and American General Life Insurance Company. (15)

             (aa) Form of Administrative Services Agreement by and between American General Life Insurance Company and Morgan Guaranty Trust Company of New York. (15)

             (bb) Form of Distribution and Shareholder Services Agreement by and between Janus Distributors, Inc. and American General Life Insurance Company. (15)

             (cc) Form of Services Agreement by and between American General Life Insurance Company and Pacific Investment Management, LLC. (15)

             (dd) Form of PIMCO Variable Insurance Trust Services Agreement by and between American General Life Insurance Company and PIMCO Variable Insurance Trust. (15)

             (ee) Form of Administrative Services Agreement by and between American General Life Insurance Company and Credit Suisse Asset Management, LLC. (15)

             (ff) Form of Shareholder Services Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. (19)

             (gg) Sales Agreement by and between American General Life Insurance Company, Neuberger & Berman Advisors Management Trust and Neuberger & Berman Management Incorporated. (19)

             (hh) Form of Assignment and Modification Agreement by and between Neuberger & Berman Management Incorporated and American General Life Insurance Company. (19)

             (ii) Form of Administrative Services Agreement by and between American General Life Insurance Company and Neuberger & Berman Management Incorporated. (19)

          (9)         Not applicable.

          (10)(a) Specimen form of Multiple Insured Life Insurance Application - Part A. (14)

              (b) Specimen form of Multiple Insured Life Insurance Application - Part B. (14)

              (c) Specimen form of Medical Exam Form Life Insurance Application. (14)

              (d)     Specimen form of product specific Service Request Form.
                      (20)

              (e) Description of American General Life Insurance Company's Issuance, Transfer and Redemption Procedures for Variable Universal Life Insurance Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940.
                      (18)

              (f) Specimen form of Variable Universal Life Insurance Supplemental Application. (20)

     2.  Other Exhibits

           2(a) Opinion and Consent of Pauletta P. Cohn, Deputy General Counsel of American General Life Companies. (20)

           2(b) Opinion and Consent of American General Life Insurance Company's actuary. (20)

           3          Not applicable.

           4          Not applicable.

           6          Consent of Independent Auditors.  (20)

           7          Powers of Attorney.  (Filed herewith on Signatures Pages)

------------------------

(1) Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on December 18, 1997.

(2) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 33-43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(3) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 33-43390) of American General Life Insurance Company Separate Account D filed on April 30, 1992.

(4) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on January 15, 1999.

(5) Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

(6) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on March 23, 1998.

(7) Incorporated by reference to Pre-Effective Amendment No. 23 to Form N-4 Registration Statement (File No. 33-44745) of American General Life Insurance Company Separate Account A filed on April 24, 1998.

(8) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on March 18, 1999.

(9) Incorporated by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 33-43390) of American General Life Insurance Company Separate Account D filed on April 30, 1997.

(10) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on February 12, 1998.

(11) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on August 25, 1999.

(12) Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-90787) of American General Life Insurance Company Separate Account VL-R filed on November 12, 1999.

(13) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R filed on January 20, 2000.

(14) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-90787) of American General Life Insurance Company Separate Account VL-R filed on February 4, 2000.

(15) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on September 20, 2000.

(16) Incorporated by reference to Post-Effective Amendment No. 4 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on October 11, 2000.

(17) Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-90787) of American General Life Insurance Company Separate Account VL-R filed on October 18, 2000.

(18) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R filed on April 10, 2001.

(19) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R filed on January 21, 2000.

(20) To be filed by pre-effective amendment.

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Thomas M. Zurek, Robert F. Herbert, Jr. and Pauletta P. Cohn and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this registration statement, which amendment or amendments may make such changes and additions to this registration statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston, and state of Texas, on the 13th day of July, 2001.


                         AMERICAN GENERAL LIFE INSURANCE
                         COMPANY
                         SEPARATE ACCOUNT VL-R
                         (Registrant)

                    BY:  AMERICAN GENERAL LIFE INSURANCE
                         COMPANY
                         (On behalf of the Registrant and itself)



                    BY:  /s/  ROBERT F. HERBERT, JR.
                         ---------------------------
                         Robert F. Herbert, Jr.
                         Senior Vice President, Treasurer and
                            Controller


[SEAL]



ATTEST:   /s/  LAUREN W. JONES
          --------------------
          Lauren W. Jones
          Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                           Title                      Date
---------                           -----                      ----



/s/  RODNEY O. MARTIN, JR.          Director, Chairman and     July 13, 2001
--------------------------          Chief Executive Officer
Rodney O. Martin, Jr.



/s/  DONALD W. BRITTON              Director and President     July 13, 2001
----------------------
Donald W. Britton



/s/  DAVID L. HERZOG                Director, and Chief        July 13, 2001
--------------------                Financial Officer
David L. Herzog



/s/  DAVID A. FRAVEL                Director                   July 13, 2001
--------------------
David A. Fravel



/s/  ROYCE G. IMHOFF, II            Director                   July 13, 2001
------------------------
Royce G. Imhoff, II



/s/  JOHN V. LAGRASSE               Director                   July 13, 2001
---------------------
John V. LaGrasse



/s/  GARY D. REDDICK                Director                   July 13, 2001
--------------------
Gary D. Reddick



/s/  THOMAS M. ZUREK                Director                   July 13, 2001
--------------------
Thomas M. Zurek

EXHIBIT INDEX:

The following exhibits:

     1.  Exhibits required by Article IX, paragraph A of Form N-8B-2:

         (5) Specimen form of the "Platinum Investor/SM/ Survivor II" Last Survivor Flexible Premium Variable Universal Life Insurance Policy (Policy Form No. 01206).

                                      E-1